Exhibit 2.2

EXECUTION VERSION

STRICTLY PRIVATE AND CONFIDENTIAL

ASSET PURCHASE AGREEMENT
BY AND AMONG
FERRO CORPORATION,
FERRO SPAIN, S.A.,
A. SCHULMAN, INC.
AND
A. SCHULMAN CASTELLON, S.L.U.
DATED AS OF
June 3, 2014

i

ii

iii

EXHIBITS AND SCHEDULES

Exhibit A	Escrow Agreement
Exhibit B	Allocation
Exhibit C	Bill of Sale
Exhibit D	Assignment and Assumption Agreement
Exhibit E	Spanish Transfer Agreement
Exhibit F	Lease Assignment
Exhibit G	Spain Lease
Exhibit H	IP Assignment
Exhibit I	TSA
Exhibit J	Deeds

Schedule 1.01(a)	Employees
Schedule 1.01(b)	Permitted Encumbrances
Schedule 2.01(a)	Sold Equipment
Schedule 2.01(b)	Sold Inventory
Schedule 2.01(c)	Sold Contracts
Schedule 2.01(e)	Sold Intellectual Property
Schedule 2.01(f)	Permits
Schedule 2.01(l)	Sold Real Property
Schedule 2.03(d)	Scheduled Assumed Liabilities
Schedule 3.02(a)(i)	Closing Working Capital Statement
Schedule 4.02(o)	Deliverable Consents
Schedule 5.03	Approvals and Conflicts
Schedule 5.04	Certain Financial Information
Schedule 5.05	Absence of Changes
Schedule 5.06	Compliance with Laws
Schedule 5.07	Proceedings
Schedule 5.08	Tax Matters
Schedule 5.09	Intellectual Property Matters
Schedule 5.10	Contracts
Schedule 5.11	Title to Sold Assets
Schedule 5.13	Environmental Matters
Schedule 5.14	Employee Relations
Schedule 5.15	Employee Benefit Plans
Schedule 5.15(c)(i)	Transferred Ferro Spain Employees
Schedule 5.16(a)	Material Customers
Schedule 5.16(b)	Material Suppliers
Schedule 5.17	Product Warranty and Liability
Schedule 5.18	Sold Accounts Receivable
Schedule 8.01(d)(v)	Severance Obligations
Schedule 9.07(b)	Licensed IP

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of June 3, 2014 by and among Ferro Corporation, an Ohio corporation (“Ferro”), Ferro Spain, S.A., a Spanish company and a subsidiary of Ferro (“Ferro Spain”), A. Schulman, Inc., a Delaware corporation (“ASI”), and A. Schulman Castellon, S.L.U., a Spanish company and an indirect subsidiary of ASI (“ASI Spain”). Each of Ferro and Ferro Spain is sometimes referred to herein as a “Seller,” and Ferro and Ferro Spain are collectively referred to herein as “Sellers.” Each of ASI and ASI Spain is sometimes referred to herein as a “Buyer,” and ASI and ASI Spain are collectively referred to herein as “Buyers.” Buyers and Sellers are sometimes collectively referred to herein as the “Parties” and individually referred to herein as a “Party.”
RECITALS:

A.    Sellers are engaged in the Specialty Plastics Business (as defined below).

B.	Sellers desire to sell to Buyers, and Buyers desire to purchase from Sellers, the Sold Assets (as defined below), subject to the terms and conditions set forth in this Agreement.
Accordingly, the Parties agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01    Definitions. For purposes of this Agreement, the following terms will have the meanings set forth below:
“Acquisition Notice” has the meaning set forth in Section 9.04(b).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is made. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.
“Agreement” has the meaning set forth in the preamble.
“AIP” has the meaning set forth in Section 8.01(l).
“Allocation” has the meaning set forth in Section 3.03.
“Amended Collective Bargaining Agreements” has the meaning set forth in Section 8.01(m).
“Ancillary Agreements” means the Bill of Sale, the Assignment and Assumption Agreement, the Lease Assignment, the Spain Lease, the Spain Transfer Agreement, the IP Assignment, the TSA, the Escrow Agreement, the Lien Release, the Deeds and the other deliverable documents set forth in Sections 4.02 and 4.03.
“ASI” has the meaning set forth in the preamble.
“ASI Spain” has the meaning set forth in the preamble.

“Assignment and Assumption Agreement” has the meaning set forth in Section 4.02(c).
“Assumed Liabilities” has the meaning set forth in Section 2.03.
“Basket” has the meaning set forth in Section 11.02.
“Benefit Arrangement” has the meaning set forth in Section 5.15.
“Bill of Sale” has the meaning set forth in Section 4.02(a).
“Business Day” means any day other than a Saturday or a Sunday or other day on which banking institutions in the State of Ohio are authorized or required by Law or other governmental action to close.
“Buyer” or “Buyers” has the meaning set forth in the preamble.
“Buyer Indemnified Persons” means, collectively, Buyers, their respective Affiliates and their respective officers, directors, employees, agents and representatives.
“Buyers’ Accountants” means PricewaterhouseCoopers LLP.
“Cap” has the meaning set forth in Section 11.02.
“Claim Notice” has the meaning set forth in Section 11.08.
“Closing” has the meaning set forth in Section 4.01.
“Closing COBRA Payment” has the meaning set forth in Section 8.01(e)(iii).
“Closing Date” has the meaning set forth in Section 4.01.
“Closing Working Capital” means (a) Current Assets, minus (b) Current Liabilities, determined as of (i) 12:01 a.m., Cleveland time, on the Closing Date if the Closing Date is the first day of a month, or (ii) 11:59 p.m., Cleveland time, on the Closing Date if the Closing Date is the last day of a month or any other day but the first day of a month.
“Closing Working Capital Statement” has the meaning set forth in Section 3.02(a)(i).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and the regulations thereunder.
“COBRA End Date” has the meaning set forth in Section 8.01(e)(vii)(C).
“COBRA Escrow Account” has the meaning set forth in Section 8.01(e)(vi).
“COBRA Escrow Amount” has the meaning set forth in Section 8.01(e)(vi).
“COBRA Premium” has the meaning set forth in Section 8.01(e)(ii).
“COBRA Year” has the meaning set forth in Section 8.01(e)(iv).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Agreement” has the meaning set forth in Section 5.15(c)(xxii).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated November 1, 2013, between ASI and Ferro.
“Contract” means any contract, lease, deed, mortgage, license, instrument, note, commitment, undertaking, indenture, and all other agreements, commitments and legally binding arrangements, whether written or oral.
“Covered Participants” has the meaning set forth in Section 8.01(e)(i).
“Current Assets” means the current assets of the Specialty Plastics Business included in the line items set forth on Schedule 3.02(a)(i).
“Current Liabilities” means the current liabilities of the Specialty Plastics Business included in the line items set forth on Schedule 3.02(a)(i).
“Data Room” means that certain virtual data room relating to the Specialty Plastics Business established by Sellers through Intralinks as such data room existed on the Business Day immediately preceding the date of this Agreement.
“Deeds” has the meaning set forth in Section 4.02(g).
“Disputed Amounts” has the meaning set forth in Section 3.02(b)(iii).
“Employee” means (i) any individual who is employed by a Seller at a Facility and (ii) any individual set forth on Schedule 1.01(a).
“Employee Plan” has the meaning set forth in Section 5.15.
“Encumbrances” means all security interests, pledges, mortgages, liens, transfer restrictions, leases, charges, options, easements, claims or rights of first refusal.
“Environment” means soil, subsurface strata, surface waters, groundwater, stream sediments and ambient or indoor air.
“Environmental Insurance Policy” means the Pollution Legal Liability Select Policy issued by Chartis Specialty Insurance Company as of March 1, 2012 with Ferro as the named insured, as modified prior to the Closing (i) to exclude Ferro’s Edison, New Jersey facility from coverage, (ii) to make ASI a named insured, and (iii) to exclude ASI from the prior owner exception from coverage.
“Environmental Laws” means applicable Laws concerning human health (with respect to exposure to Hazardous Materials), pollution or protection of the Environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, Release, control or cleanup of any Hazardous Materials and the protection and restoration of natural resources.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 5.15(b).
“Escrow Agent” has the meaning set forth in Section 3.01(b).
“Escrow Amount” has the meaning set forth in Section 3.01(a).
“Escrow Agreement” has the meaning set forth in Section 3.01(b).

“Excluded Assets” has the meaning set forth in Section 2.02.
“Excluded Liabilities” has the meaning set forth in Section 2.04.
“Facility” or “Facilities” means the Sold Real Property and the Leased Real Property.
“Facility Environmental Liabilities” means any violation of or Liability under any Environmental Law with respect to conditions at any of the Facilities (other than the property subject to the Spain Lease), or any Release at, on, under or migrating to or from any of the Facilities (other than the property subject to the Spain Lease).
“Facility Environmental Period” has the meaning set forth in Section 11.07.
“Ferro” has the meaning set forth in the preamble.
“Ferro COBRA Plans” has the meaning set forth in Section 8.01(e)(i).
“Ferro’s FSA” has the meaning set forth in Section 8.01(d)(iv).
“Ferro Spain” has the meaning set forth in the preamble.
“Final Payments” has the meaning set forth in Section 8.01(e)(vii)(C).
“Final Plan Expenses” has the meaning set forth in Section 8.01(e)(vii)(C).
“Foreign Competition/Investment Law” means any Law other than the Laws of the United States that prohibits, restricts or regulates (a) foreign investment, (b) antitrust, monopolization or restraint of trade or (c) competition.
“GAAP” means generally accepted accounting principles in the United States.
“General Enforceability Exceptions” means, collectively, the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law).
“Governmental Authority” means any federal, state, local or foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, judicial body or arbitrator (public or private).
“Governmental Order” means any order, writ, injunction, decree, judgment, assessment or arbitration award of a Governmental Authority.
“Hazardous Materials” means (a) any element, compound or chemical substance that is characterized, regulated, defined, listed or identified as “hazardous waste,” “hazardous material,” “toxic substance,” “contaminant,” “pollutant,” or “hazardous substance,” or “extremely hazardous substance,” or as a “medical, biohazardous, infectious or special waste” or terms of similar import under any Environmental Law; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any asbestos or asbestos-containing materials.
“Illinois Lease” means that certain Lease, dated August 29, 2000, by and between TKJ Enterprises, LLC (successor to Invensys Metering Property Corporation) and Ferro (as amended), for premises generally known as 400 Maple Avenue, Carpentersville, Illinois.

“Indemnified Party” has the meaning set forth in Section 11.08.
“Indemnifying Party” has the meaning set forth in Section 11.08.
“Independent Accountants” has the meaning set forth in Section 3.02(b)(iii).
“Initial COBRA Period” has the meaning set forth in Section 8.01(e)(ii).
“Initial Payments” has the meaning set forth in Section 8.01(e)(vii)(A).
“Initial Plan Expenses” has the meaning set forth in Section 8.01(e)(vii)(A).
“Intellectual Property” means all intellectual property (and all applications and records relating thereto) recognized anywhere in the world including (a) all inventions (whether patentable or un-patentable and whether or not reduced to practice), all improvements thereto, and all patents, utility models, patent applications, utility model applications, patent disclosures and invention disclosures, together with all re-issuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof; (b) all trademarks, service marks, trade dress, logos and trade names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith specific to the Sold Assets, but specifically excluding the Retained Names and Marks; (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (d) all trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, manufacturing, assembly, construction, production and service processes and techniques, research and development information, drawings, specifications, designs, creative works, plans, proposals, technical data, copyrightable works (including training manuals and operating manuals), financial and marketing plans, customer and vendor lists and information (“Trade Secrets”); (e) all rights with respect to confidentiality and assignment of intellectual property; (f) all licenses, sublicenses and other agreement to which the Sellers are a party and pursuant to which it is authorized to use any third party intellectual property; (g) all computer software (including data and related documentation and any CRM tools); (h) other intellectual property rights; (i) all copies and tangible embodiments thereof (in whatever form or medium), (j) all goodwill associated with any of the foregoing and (h) any and all rights to sue for past infringement of any and/or all of the rights arising from (a)-(j).
“Interim Payments” has the meaning set forth in Section 8.01(e)(vii)(B).
“Interim Plan Expenses” has the meaning set forth in Section 8.01(e)(vii)(B).
“IP Assignment” has the meaning set forth in Section 4.02(e).
“Knowledge of Buyers” means the actual knowledge after a commercially reasonable inquiry of any one or more of James Irwin and Joe Levanduski.
“Knowledge of Sellers” means the actual knowledge after a commercially reasonable inquiry of any one or more of Paul Angus, Jim Barna, John Glassmeyer, Joe Vitale and Albert Weber.
“Land Use Covenants and Restrictions” means those measures (including institutional and engineering controls) affecting the title and/or use of property, including obligations to maintain cover and containment structures and to monitor and test environmental media, and conditions and restrictions to protect persons from unacceptable exposures to Hazardous Materials and which may be memorialized in documents of title to “run with the land” such as described in deed notices or restrictions.
“Law” means any law, statute, ordinance, regulation or rule of any Governmental Authority.

“Lease Assignment” has the meaning set forth in Section 4.02(c).
“Leased Real Property” means the real property together with the improvements thereon, fixtures related thereto and any rights or easements appurtenant thereto (i) leased by Ferro pursuant to the Illinois Lease, and (ii) leased by ASI Spain from Ferro Spain pursuant to the Spain Lease.
“Liability” or “Liabilities” means any debts, claims, liabilities or obligations (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated or due or to become due), including all costs and expenses relating thereto.
“License” has the meaning set forth in Section 9.07(b).
“Licensed Marks” has the meaning set forth in Section 9.07(b).
“Lien Release” means the release by PNC Bank and certain other lenders of any liens applicable to the Sold Assets pursuant to (i) the Third Amended and Restated Credit Agreement dated August 24, 2010 (as amended), and (ii) the Amended and Restated Receivables Purchase Agreement dated May 31, 2011 (as amended).
“Losses” means, collectively, all losses, damages, costs, deficiencies, actions, demands, judgments and expenses (including expenses and reasonable fees of attorneys and accountants).
“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or that could reasonably be expected to become, materially adverse to (a) the business, results of operations, or financial condition or assets of the Specialty Plastics Business, taken as a whole, or (b) the ability of Sellers to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” does not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Specialty Plastics Business operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyers; (vi) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation of such Laws or accounting rules; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Specialty Plastics Business; (viii) any natural disaster or acts of God; or (ix) any failure by the Specialty Plastics Business to meet any projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) are not be excluded), and further provided that, notwithstanding the foregoing, any event, occurrence, fact, condition or change referred to in clauses (i), (ii) or (vi) immediately above will be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a materially disproportionate adverse effect on the Specialty Plastics Business compared to other participants in the industries in which it operates.
“Material Customers” has the meaning set forth in Section 5.16(a).
“Material Suppliers” has the meaning set forth in Section 5.16(b).
“Multiemployer Plan” has the meaning set forth in Section 5.15(b).
“Multiple Employer Plan” has the meaning set forth in Section 5.15(b).

“Outside Date” has the meaning set forth in Section 12.01(b)(i).
“Parties” or “Party” has the meaning set forth in the preamble.
“Pension Plan” has the meaning set forth in Section 5.15.
“Permits” means permits, licenses, franchises, approvals, authorizations and consents required to be obtained from Governmental Authorities.
“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and other charges of Governmental Authorities that are not yet due and payable or that are disclosed on Schedule 1.01(b) and being contested in good faith, (b) Encumbrances in respect of property or assets imposed by Law that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar liens, (c) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation or similar Laws, (d) with respect to the Sold Real Property (i) the effect of zoning, entitlement and other land use, (ii) imperfections or irregularities in title, charges, easements, matters that would be disclosed by an accurate survey, and other customary encumbrances on title to or use of real property which do not materially interfere with the operation of the Sold Real Property, (iii) leases, subleases, license agreements and other occupancy agreements set forth on Schedule 1.01(b), (iv) any utility company or Governmental Authority rights, easements or franchises for electricity, water, sanitary sewer, steam, surface water drainage, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sold Real Property or other general easements granted to Governmental Authorities in the ordinary course of developing or operating any of the Sold Real Property, (e) Encumbrances that may be created by or on behalf of Buyers and (g) any other matters disclosed on Schedule 1.01(b).
“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, Governmental Authority or other entity.
“Plan Expenses” means (a) the actual cost of the claims incurred under the Ferro COBRA Plans that are not paid by Ferro’s stop loss insurance carrier, (b) stop-loss, dental, vision, and HMO insurance premiums with respect to the Ferro COBRA Plans, (c) administrative service fees for the Ferro COBRA Plans and Ferro’s FSA, and COBRA administrative fees with respect to the Ferro COBRA Plans, and (d) the portion of the COBRA Premium for the Ferro COBRA Plans attributable to the 2% administrative charge.
“Post-Closing Adjustment” has the meaning set forth in Section 3.02(a)(ii).
“Pre-Closing Appeals” has the meaning set forth in Section 7.03(b).
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.
“Proceeding” means any civil, criminal, judicial, administrative or arbitral actions, investigations, inquiries, claims, complaints, suits or proceedings (public or private) by or before any Governmental Authority.
“Prohibited Business” has the meaning set forth in Section 9.04(b).
“Purchase Price” has the meaning set forth in Section 3.01.
“REACH” has the meaning set forth in Section 5.13(h).
“Release” means the releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any Hazardous Material into the Environment.

“Resolution Period” has the meaning set forth in Section 3.02(b)(ii).
“Response Action” means any environmental investigation, assessment, monitoring, cleanup, containment, restoration, removal, remediation or other corrective or response action involving the Facilities.
“Restricted Period” has the meaning set forth in Section 9.04(a).
“Retained Businesses” means all of Sellers’ businesses and operations other than the Specialty Plastics Business, including the liquid or paste dispersion, decorative glass coatings, organic and inorganic glass sealing, and electrical or heat conducting electronic material businesses including, for the avoidance of doubt, (i) the liquid color and paste business conducted by Ferro and its Affiliates other than at the Facilities, including the liquid color and paste business conducted at Ferro’s Edison, New Jersey facility, and (ii) businesses conducted solely within Venezuela by Ferro de Venezuela, C.A.
“Retained Names and Marks” has the meaning set forth in Section 9.07.
“Review Period” has the meaning set forth in Section 3.02(b)(i).
“Sale” has the meaning set forth in Section 9.15.
“Seller” and “Sellers” has the meaning set forth in the preamble.
“Seller Indemnified Persons” means, collectively, Sellers, their respective Affiliates and their respective officers, directors, employees, agents and representatives.
“Sold Accounts Receivable” has the meaning set forth in Section 2.01(h).
“Sold Contracts” has the meaning set forth in Section 2.01(c).
“Sold Equipment” has the meaning set forth in Section 2.01(a).
“Sold Intellectual Property” has the meaning set forth in Section 2.01(e).
“Sold Inventory” has the meaning set forth in Section 2.01(b).
“Sold Real Property” has the meaning set forth in Section 2.01(l).
“Spain Lease” has the meaning set forth in Section 4.02(e).
“Spanish Tax Clearance Certificates” means one or more certificates from the Spanish Tax Governmental Authorities that detail Sellers’ Tax Liabilities, if any, relating to the Sold Assets and Specialty Plastics Business in Spain, in accordance with articles 42.1(c) and 175 of Spanish General Tax Law 58/2003, of 17 December.
“Spain Transfer Agreement” has the meaning set forth in Section 4.04.
“Spanish Assets” has the meaning set forth in Section 4.04.
“Specialty Plastics Business” means Sellers’ business of developing, formulating, manufacturing and selling custom engineered or colored plastic compounds and master batches, thermoplastic elastomers, liquid/paste plastic color dispersions, plastic color concentrates, epoxy patching materials and gel coat materials at the Facilities. For the avoidance of doubt, the Specialty Plastics Business specifically excludes the Retained Businesses.

“Statement of Objections” has the meaning set forth in Section 3.02(b)(i).
“Subsidy Termination Date” has the meaning set forth in Section 8.01(e)(ii).
“Target Working Capital Range” has the meaning set forth in Section 3.02(a)(ii).
“Tax” or “Taxes” means any taxes of any kind, including without limitation those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property transfer, real property transfer gains, value added, property or windfall profits taxes, customs duties or similar fees, similar levies, similar assessments or similar charges, together with any related interest, penalties, additions to tax or additional amounts imposed by any Governmental Authority.
“Tax Returns” means any return, form, report or statement required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.
“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.
“Third Party Claim” has the meaning set forth in Section 11.08.
“Total Consideration” has the meaning set forth in Section 3.01.
“TSA” has the meaning set forth in Section 4.02(g).
“Transferred Employees” has the meaning set forth in Section 8.01(a).
“Transferred Ferro Spain Employees” has the meaning set forth in Section 8.01(k).
“Transfer Taxes” has the meaning set forth in Section 7.04.
“Undisputed Amounts” has the meaning set forth in Section 3.02(b)(iii).
“Union Employee” has the meaning set forth in Section 8.02(a).
“Union Pension Plan” has the meaning set forth in Section 8.02(b).
“USIP” has the meaning set forth in Section 8.01(l).
“Withdrawal Liability” has the meaning set forth in Section 8.02(b).
Section 1.02    Certain Interpretive Matters.
(a)    The words “hereof,” “herein,” “hereinafter” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement and not to any particular provision of this Agreement or the Ancillary Agreements. References to any Article, Section or Schedule refer to this Agreement unless otherwise expressly specified.
(b)    The meaning of defined terms will be equally applicable to the singular and plural forms of the defined terms. The term “or” is disjunctive but, depending on the context, not necessarily exclusive. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(c)    References to agreements and other documents will be deemed to include all subsequent amendments and other modifications thereto.
(d)    Any reference to any Law will be deemed also to refer to all rules and regulations promulgated under such Law, unless the context expressly requires otherwise.
(e)    The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and will not affect or be utilized in construing or interpreting this Agreement.
(f)    The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
(g)    When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.
(h)    The Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Schedule will be deemed to have been disclosed on each other Schedule, but only to the extent that the relevance of such disclosure to such other Schedules is reasonably apparent on its face and without review of any underlying documentation disclosed on such Schedules. No disclosure on a Schedule relating to a possible breach or violation of any contract or agreement, Law or Governmental Order will be construed as an admission or indication that such breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule but not otherwise defined therein will be defined as set forth in this Agreement.
(i)    References to dollars or “$” means U.S. dollars.
(j)    Any reference in this Agreement to gender will include all genders.
(k)    For purposes of this Agreement, the term “commercially reasonable efforts” will not be deemed to require any Person to give any guarantee or other consideration of any nature, including in connection with obtaining any consent or waiver, or to consent to any change in the terms of any agreement or arrangement.
ARTICLE II

PURCHASE AND SALE
Section 2.01    Purchase and Sale of the Sold Assets. Subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers will sell, assign, and transfer to Buyers, and Buyers will purchase and acquire all right, title and interest of Sellers in and to the Sold Assets, free and clear of all Encumbrances, other than, in the case of the Sold Real Property, Permitted Encumbrances. The term “Sold Assets” means the following properties, assets and rights of Sellers, as the same exist on the Closing Date:
(l)    all machinery, equipment, computer hardware, tools, office and laboratory equipment, business machines, furniture, furnishings and other tangible personal property located at the Facilities, including those described or listed on Schedule 2.01(a) (the “Sold Equipment”);

(m)    all inventory of raw materials, finished goods and work-in-process, packaging, supplies, parts and other inventories located at the Facilities, including those described or listed on Schedule 2.01(b) (the “Sold Inventory”);
(n)    all rights and interests of Sellers under and to (i) the Contracts set forth on Schedule 2.01(c) and (ii) any other Contract (including sales orders and purchase orders) entered into by Sellers in the ordinary course of business after the date of this Agreement for the Specialty Plastics Business in each case as entered into in accordance with the terms of this Agreement and whether or not set forth on Schedule 2.01(c) (collectively, the “Sold Contracts”);
(o)    all books and records, customer and supplier lists and other customer and supplier information, research and development files, product files, equipment logs, operating guides and manuals, personnel records relating to Transferred Employees and Union Employees, websites, domain names, internet and social media addresses, phone numbers and other lists and documents primarily related to the Specialty Plastics Business (other than Tax records, litigation files and books, records, lists or documents related to Excluded Assets or Excluded Liabilities), except that Sellers are entitled to retain copies of any such materials that are necessary in their reasonable judgment for Tax, accounting, personnel or legal purposes (including Securities and Exchange Commission reporting);
(p)    all Intellectual Property set forth on Schedule 2.01(e) (collectively, the “Sold Intellectual Property”);
(q)    all Permits listed on Schedule 2.01(f), but only to the extent such Permits may be transferred under applicable Law;
(r)    all guarantees, indemnities and warranties of third parties primarily related to the Specialty Plastics Business;
(s)    all accounts receivable primarily related to the Specialty Plastics Business (“Sold Accounts Receivable”);
(t)    all pre-paid expenses, deposits and refunds, including advances to suppliers, primarily related to the Specialty Plastics Business;
(u)    any rights to any insurance proceeds from insurance coverage relating to the Sold Assets or Assumed Liabilities from any Person for any period, and any other recovery from any Person constituting or relating to the Sold Assets or Assumed Liabilities;
(v)    all choses and causes of action, claims, credits, demands or rights of set-off of any nature, to the extent related to the Specialty Plastics Business, the Sold Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;
(w)    the real estate parcels that are specifically listed or described in Schedule 2.01(l), together with the buildings and improvements thereon, fixtures related thereto, and any rights or easements appurtenant thereto (collectively, the “Sold Real Property”); and
(x)    all other tangible and intangible property used or held for use primarily in connection with the Specialty Plastics Business.
Section 2.02    Excluded Assets. Buyers and Sellers acknowledge and agree that the Sold Assets will not include, and Sellers will not sell, assign or transfer to Buyers, and Buyers will not purchase or acquire any right, title or interest in or to, any of the Excluded Assets. The term “Excluded Assets” means, collectively, all properties, assets and rights of Sellers and their respective Affiliates other than the Sold Assets, including each of the following properties, assets and rights:

(a)    all properties, assets and rights of the Retained Businesses;
(b)    all cash and cash equivalents owned by Sellers;
(c)    all contracts and agreements that are not Sold Contracts;
(d)    all Intellectual Property that is not Sold Intellectual Property, including the Retained Names and Marks;
(e)    all real property owned by Sellers other than the Sold Real Property;
(f)    all rights and incidents of interest of, and benefits accruing to, each Seller pursuant to any leases in and to real property that are not Sold Contracts;
(g)    any rights to any insurance policies, premiums or proceeds from insurance coverage maintained by Sellers for any period, and any other recovery by each Seller from any Person, other than those proceeds or recoveries constituting or relating to Sold Assets;
(h)    all Employee Plans and trusts or other assets attributable thereto;
(i)    any rights to any refunds, credits, overpayments, prepayments and deposits, in each case relating to Taxes, of (i) of each Seller with any Governmental Authority, or (ii) with respect to the Sold Assets for any Pre-Closing Tax Period;
(j)    all Tax Returns and financial statements of each Seller relating to the Excluded Assets and Excluded Liabilities and all records (including working papers) related thereto;
(k)    all causes of action, claims, credits, demands or rights of set-off of each Seller against any Person, other than those related to Specialty Plastics Business; and
(l)    all rights that accrue to Sellers under this Agreement or any Ancillary Agreement.
Section 2.03    Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyers will assume, effective as of the Closing, and will thereafter pay, perform, be responsible for and discharge as and when due solely the following Liabilities (collectively, the “Assumed Liabilities”):
(a)    those Liabilities first arising or to be performed under the Sold Contracts after the Closing (but not any Liability arising out of or in connection with any breach of such Sold Contract occurring on or prior to the Closing Date);
(b)    Current Liabilities solely to the extent identified on the Closing Working Capital Statement as finally determined pursuant to Section 3.02;
(c)    those liabilities specifically identified on Schedule 2.03(c);
(d)    all other Liabilities arising out of or relating to Buyers’ operation of the Specialty Plastics Business on or after the Closing Date.
Section 2.04    Excluded Liabilities. Buyers will not assume, and will not have been deemed to assume, any of the Liabilities of either Seller other than the Assumed Liabilities (the “Excluded Liabilities”). The Excluded Liabilities shall include all Liabilities of Sellers (a) relating to the Specialties Plastics Business not specifically assumed by a Buyer in this Agreement, (b) all Liabilities of Sellers unrelated to the Specialty Plastics Business, (c) to any Seller or their respective Affiliates (including all intra company charges and allocations to the Specialty Plastics Business), and (d) relating to Excluded Assets and the Liabilities expressly allocated to Seller in Section 8.02(b).
Section 2.05    Non-Assignable Sold Contracts. Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 2.05, to the extent that the sale, assignment or transfer, or attempted sale, assignment or transfer to a Buyer of any Sold Contract (other than a Sold Contract listed Schedule 4.02(o)) that would require the consent, authorization, approval or waiver of any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Authority), and such consent, authorization, approval or waiver has not been obtained prior to the Closing, then this Agreement will not constitute a sale, assignment or transfer, or an attempted sale, assignment or transfer of such Sold Contract. To the extent that any such Sold Contract cannot be transferred to a Buyer following the Closing, Buyers and Sellers will use commercially reasonable efforts to enter into arrangements (such as subleasing, sublicensing or subcontracting) to provide to the Parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Sold Contract to Buyers as of the Closing. Following the Closing, Sellers and Buyers will use commercially reasonable efforts and cooperate with each other to obtain any such required consent, authorization, approval or waiver, except that neither of the Sellers nor Buyers will be required to pay any consideration to obtain any of the foregoing. Once such consent, authorization, approval or waiver is obtained, the applicable Seller will sell, assign and transfer to Buyers the relevant Sold Contracts to which such consent, authorization, approval or waiver relates for no additional consideration.
ARTICLE III

PURCHASE PRICE
Section 3.01    Payment of Purchase Price.
(m)    The aggregate consideration for the Sold Assets will be $91,000,000.00, subject to adjustment pursuant to Section 3.02 (the “Purchase Price”), plus the assumption of the Assumed Liabilities (together with the Purchase Price, the “Total Consideration”). At the Closing, Buyers will pay $71,500,000 of the Purchase Price to Ferro (or its designee), $17,000,000 of the Purchase Price to Ferro Spain (or its designee) and $2,500,000 (the “Escrow Amount”) of the Purchase Price to the Escrow Agent (as defined below), in each case by wire transfer of immediately available U.S. funds pursuant to wire instructions delivered to Buyers in writing prior to the Closing. For avoidance of doubt, the entire Escrow Amount represents Purchase Price allocated to Ferro.
(n)    At the Closing, the Escrow Amount shall be deposited by Buyers into escrow with RBS Citizens, N.A (the “Escrow Agent”), pursuant to an escrow agreement in the form of Exhibit A hereto (the “Escrow Agreement”) and shall be held to satisfy any claims made by Buyers or any of the Buyer Indemnified Persons against Sellers pursuant to Article XI for a period of eighteen (18) months. All costs and expenses related to holding in escrow the Escrow Amount shall be paid equally by the Buyers, on the one hand, and Sellers, on the other hand. One half of the Escrow Amount minus all amounts relating to unresolved Claims made by Buyers or any of the Buyer Indemnified Persons against Sellers pursuant to Article XI (plus any earnings accrued on the Escrow Amount) shall be released to Seller on the nine month anniversary of the Closing Date or any time thereafter upon Buyer’s receipt of the Spanish Tax Clearance Certificates and the balance of the Escrow Amount minus all amounts relating to unresolved Claims made by Buyers or any of the Buyer Indemnified Persons against Sellers pursuant to Article XI (plus any earnings accrued on the Escrow Amount) shall be released to Seller on the eighteen month anniversary of the Closing Date whether or not Buyer has received the Spanish Tax Clearance Certificates.
(o)    At the Closing, the COBRA Escrow Amount shall be deposited by Buyers into the COBRA Escrow Account pursuant to the Escrow Agreement and shall be held pursuant to Section 8.01(e)(vi). All costs and expenses related to holding in escrow the COBRA Escrow Amount shall be paid equally by the Buyers, on the one hand, and Sellers, on the other hand.

Section 3.02    Net Working Capital Adjustment.
(e)    Post-Closing Adjustment
(i)    Within 60 days after the Closing Date, Buyers will prepare and deliver to Ferro a statement setting forth the calculation of Closing Working Capital, which statement will be substantially in the form of Schedule 3.02(a)(i) (the “Closing Working Capital Statement”). The Closing Working Capital Statement will be prepared using the accounting methods, practices, principles, policies and procedures set forth on Schedule 3.02(a)(i).
(ii)    The "Post-Closing Adjustment" will be the amount by which the Closing Working Capital exceeds $24,420,000 or is less than $19,800,000 (the "Target Working Capital Range"). If the Post-Closing Adjustment is a positive number, ASI (for the account of Buyers) will pay to Ferro (for the account of Sellers) an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, Ferro (for the account of Sellers) will pay to ASI (for the account of Buyers) an amount equal to the Post-Closing Adjustment.
(f)    Examination and Review.
(i)    After receipt of the Closing Working Capital Statement, Ferro will have 30 days (the "Review Period") to review the Closing Working Capital Statement. During the Review Period, Sellers and their accountants will have reasonable access during normal business hours to the relevant books and records of Buyers, the personnel of, and work papers prepared by, Buyers and Buyers’ Accountants to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in Buyers’ possession) relating to the Closing Working Capital Statement as Sellers may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections, provided that such access will be in a manner that does not interfere with Buyers’ normal business operations.
(ii)    On or prior to the last day of the Review Period, Sellers may object to the Closing Working Capital Statement by delivering to Buyers a written statement setting forth Sellers’ objections in reasonable detail, indicating each disputed item or amount and the basis for Buyers’ disagreement (the "Statement of Objections"). If Sellers fail to deliver a Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment reflected in the Closing Working Capital Statement will be deemed accepted by Sellers. If Sellers delivers a Statement of Objections before the expiration of the Review Period, Buyers and Sellers will negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the "Resolution Period"). If all objections set forth in the Statement of Objections are resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as Buyers and Sellers may agree in writing during the Resolution Period will be final and binding.
(iii)    If Sellers and Buyers fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute ("Disputed Amounts," and any amounts not so disputed, the "Undisputed Amounts") will be submitted for resolution to the Cleveland, Ohio office of Grant Thornton LLP or, if Grant Thornton LLP is unable to serve, Buyers and Sellers will appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants other than Sellers’ accountants or Buyers’ Accountants (the "Independent Accountants") who, acting as experts and not arbitrators, will resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The Independent Accountants will only decide the specific items under dispute by the Parties and their decision for each Disputed Amount must be equal to one of the values assigned to such item in the Closing Working Capital Statement and the Statement of Objections, respectively. The Independent

Accountants will make a determination as soon as practicable within 30 days (or such other time as the Parties may agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement and the Post-Closing Adjustment will be conclusive and binding upon the Parties. Buyers on the one hand and Sellers on the other hand will pay 50% of the fees and expenses of the Independent Accountants.
(iv)    Except as otherwise provided in this Agreement, any payment of the Post-Closing Adjustment, together with interest calculated as set forth below, will (A) be due within five Business Days of the date on which the Post-Closing Adjustment is finally determined pursuant to this Section 3.02; and (B) be paid by wire transfer of immediately available funds to such account as is directed by Buyers or Sellers, as the case may be. The amount of any Post-Closing Adjustment will bear interest from and including the Closing Date to and including the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal in effect on the date of such payment. Such interest will be calculated daily on the basis of a 365 day year and the actual number of days elapsed. The Parties will treat any payment made pursuant to this Section 3.02 as an adjustment to the Purchase Price for Tax purposes unless otherwise required by Law.
Section 3.03    Allocation of the Total Consideration. The Total Consideration will be allocated among the Sold Assets based on the fair market values of the Sold Assets immediately prior to the Closing (the “Allocation”), which fair market values will be agreed upon by the Parties prior to the Closing as set forth on Exhibit B and which Allocation will be updated after the Closing to reflect the Post-Closing Adjustment. The Allocation will be consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, and any analogous provisions of state, local or non-U.S. Law. Sellers and Buyers agree to (a) be bound by the Allocation for all purposes, including Tax and financial accounting purposes, (b) report, act, prepare and file Tax Returns on a basis consistent with the Allocation, (c) adopt and utilize the Allocation for purposes of filing any applicable Tax forms (including IRS Form 8594) and (d) take no position inconsistent with the Allocation before any Governmental Authority or otherwise for Tax purposes, unless required by applicable Law. Each of the Parties will notify the others if any Governmental Authority proposes to reallocate the Total Consideration and no Party will agree to any adjustment asserted by such Governmental Authority without the prior written consent of the other Parties, which consent will not be unreasonably withheld or delayed.
Section 3.04    Prorations. On the Closing Date, all utility charges and other similar periodic obligations (other than Taxes, which will be allocated as provided in Article VII), related to the Sold Real Property will be prorated as of the Closing Date. Whenever possible, such prorations will be based on actual, current payments by the applicable Seller, and to the extent such actual amounts are not available, such prorations will be estimated as of the Closing Date based on actual amounts for the most recent comparable billing period. When the actual amounts become known, such prorations will be recalculated by the applicable Buyer and Seller, and such Buyer or such Seller, as the case may be, promptly (but not later than five Business Days after notice of payment due) will make any additional payment or refund so that the correct prorated amount is paid by each of such Buyer and such Seller.
ARTICLE IV

CLOSING; DELIVERIES AT CLOSING
Section 4.01    Closing. The closing of the purchase and sale of the Sold Assets and the assumption of the Assumed Liabilities (the “Closing”) will take place at 8 a.m., Cleveland time, at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio, at the later to occur of (i) July 1, 2014 and (ii) as soon as practicable, but in no event prior to the second Business Day following the satisfaction or waiver of the conditions set forth in Article X (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other date or place as Buyers and Sellers may agree (the date on which the Closing occurs is the “Closing Date”). Physical control, legal title, equitable title and risk of loss with respect to the Sold Assets will transfer to Buyers at the Closing, which transfer will be deemed effective for Tax, accounting and other computational purposes as of (i) 12:01 a.m., Cleveland time on the Closing Date if the Closing Date is the first day of a month or (ii) 11:59 p.m., Cleveland time on the Closing Date if the Closing Date is the last day of a month or any other day but the first day of a month.
Section 4.02    Deliveries by Sellers. At the Closing, Sellers will deliver or cause to be delivered to Buyers the following items:
(a)    a bill of sale in substantially the form attached as Exhibit C (the “Bill of Sale”) duly executed by Ferro;
(b)    an assignment and assumption agreement in substantially the form attached as Exhibit D (the “Assignment and Assumption Agreement”) duly executed by Ferro;
(c)    subject to Section 4.04, the Spain Transfer Agreement in substantially the Form of Exhibit E, duly executed by Ferro Spain;
(d)    with respect to the Illinois Lease, an assignment and assumption of lease in substantially the form attached as Exhibit F (the “Lease Assignment”) duly executed by Ferro;
(e)    a lease and shared services agreement pursuant to which ASI Spain will lease a portion of Sellers’ real property located in Castellon, Spain in substantially the form attached as Exhibit G (the “Spain Lease”), duly executed by Ferro Spain;
(f)    an Intellectual Property assignment in substantially the form attached as Exhibit H (the “IP Assignment”) duly executed by Ferro, transferring the Sold Intellectual Property to ASI;
(g)    a transition services agreement in substantially the form attached as Exhibit I (the “TSA”) duly executed by Sellers;
(h)    limited or special warranty deeds in recordable form, or if such are not customary in the jurisdiction where the applicable Sold Real Property is located, then deeds customarily delivered in the applicable jurisdiction in connection with asset transactions similar to the transaction contemplated by this Agreement, and generally in the forms attached as Exhibit J, conveying the Sold Real Property to ASI as required in this Agreement (collectively, the “Deeds”), duly executed by Ferro;
(i)    the Escrow Agreement, duly executed by Sellers;
(j)    a certificate of good standing of Ferro, issued by the Secretary of State of the State of Ohio, dated as of the most recent practicable date;
(k)    a certificate, dated the Closing Date and signed by a duly authorized officer of each Seller, that each of the conditions set forth in Section 10.02(a) and Section 10.02(b) has been satisfied;
(l)    a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Ferro certifying that (i) attached thereto are true and complete copies of all resolutions duly adopted by the Board of Directors of Ferro authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby and (ii) identifying the name and title and bearing the signatures of the officers of Ferro authorized to execute this Agreement and the Ancillary Agreements;
(m)    a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Ferro Spain certifying that (i) attached thereto are true and complete copies of all resolutions duly adopted by the Board of Directors of Ferro Spain authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby and (ii) identifying the name and title and bearing the signatures of the officers of Ferro Spain authorized to execute this Agreement and the Ancillary Agreements;
(n)    evidence that the Lien Release has been effected such that Sellers can deliver title to the Sold Assets free and clear of any Encumbrances other than, in the case of the Sold Real Property, Permitted Encumbrances;
(o)    copies of the consents identified on Schedule 4.02(o);
(p)    a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Ferro is not a foreign person within the meaning of Section 1445 of the Code, duly executed by Ferro;
(q)    a fully effective assignment to ASI of the Environmental Insurance Policy naming ASI as a named insured; and
(r)    receipts evidencing payment of the Purchase Price (minus the Escrow Amount) (including separate receipt of payment by Ferro Spain for the Spanish Assets)
Section 4.03    Deliveries by Buyers. At or prior to the Closing, Buyers will deliver or cause to be delivered to Sellers or their designees the following items:
(a)    the Purchase Price (minus the Escrow Amount) payable in accordance with Section 3.01 (including separate payment to Ferro Spain for the Spanish Assets);
(b)    the Closing COBRA Payment payable pursuant to Section 8.01(e)(iii) and the COBRA Escrow Amount payable pursuant to Section 8.01(e)(vi);
(c)    the Bill of Sale, duly acknowledged by ASI;
(d)    the Assignment and Assumption Agreement, duly executed by ASI;
(e)    subject to Section 4.04, the Spain Transfer Agreement, duly executed by ASI Spain;
(f)    the Lease Assignment, duly executed by ASI;
(g)    the Spain Lease, duly executed by ASI Spain;
(h)    the IP Assignment, duly acknowledged by ASI;
(i)    the TSA, duly executed by Buyers;
(j)    the Escrow Agreement, duly executed by Buyers;
(k)    a certificate of good standing of ASI, issued by the Secretary of State of Delaware, dated as of the most recent practicable date;
(l)    a certificate, dated the Closing Date and signed by a duly authorized officer of each Buyer, that each of the conditions set forth in Section 10.03(a) and Section 10.03(b) has been satisfied; and
(m)    a certificate of the Secretary or Assistant Secretary (or equivalent officer) of each Buyer certifying that (i) attached thereto are true and complete copies of all resolutions duly adopted by the Board of Directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby and (ii)

identifying the name and title and bearing the signatures of the officers of Buyer authorized to execute this Agreement and the Ancillary Agreements.
Section 4.04    Spain Transfer Agreement. Simultaneously with the Closing, Ferro Spain and ASI Spain will sign before a Spanish Notary Public a transfer agreement (the “Spain Transfer Agreement”) related to the Sold Assets located at the facility subject to the Spain Lease (the “Spanish Assets”), in order (i) to deliver evidence to the Spanish Labour Authorities that the employees of Ferro Spain have been transferred to ASI Spain, (ii) to include specific details of the allocation of the Purchase Price to Spanish Assets, (iii) to include a declaration by both Parties that Spanish Assets represent an economic unit, capable of developing a business activity with its own means and consequently, in accordance with article 7 of Law 37/1992, of 28 December, on VAT, the transfer of the Spanish Assets is not subject to VAT, and (iv) to include a declaration that Ferro Spain has issued and delivered to Buyer an invoice corresponding to the sale of the Spanish Assets. The Spain Transfer Agreement will be consistent with the terms of this Agreement, except to the extent modifications are required by the Laws of Spain. In the event of any conflict between the Spain Transfer Agreement and this Agreement, the provisions of this Agreement will control. The Parties agree that the Spain Transfer Agreement is not intended, and will not be construed in any way to enhance, modify or decrease any of the rights or obligations of the Buyers, the Sellers, or their respective Affiliates from those contained in this Agreement..
Section 4.05    Further Assurances. Each Party covenants that it will do, execute and deliver, or will cause to be done, executed and delivered, at no further expense to such Party, all such further acts and instruments that the other Party or any of its successors or permitted assigns may reasonably request in order to more fully evidence the assumption of the Assumed Liabilities and the sale, assignment and transfer of the Sold Assets.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF FERRO
Ferro hereby represents and warrants to Buyer as follows:
Section 5.01    Organization. Each Seller is a corporation or company, as applicable, duly incorporated, formed or organized, as applicable, validly existing and (to the extent such jurisdiction recognizes the concept of good standing) in good standing under the Laws of its jurisdiction of incorporation, formation or organization, as applicable. Each Seller has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and (to the extent any such jurisdiction recognizes the concept of good standing) is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not have a Material Adverse Effect.
Section 5.02    Authorization; Enforceability. Each Seller has the power and authority to execute and deliver this Agreement and each Seller has the power and authority to execute and deliver each Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by each Seller and the execution and delivery of the Ancillary Agreements by each Seller, as applicable, and the performance by each of them of their respective obligations hereunder and thereunder have been duly authorized by all necessary action on the part of such Seller. This Agreement has been duly executed and delivered by Sellers and, assuming due authorization, execution and delivery by the Buyers, constitutes a valid and binding agreement of Sellers, enforceable against them in accordance with its terms.
Section 5.03    No Approvals or Conflicts. Except as set forth on Schedule 5.03, the execution, delivery and performance by Sellers of this Agreement and the Ancillary Agreements (as applicable) and the consummation by each of them of the transactions contemplated hereby and thereby do not and will not (a) violate, conflict with or result in a breach by either Seller of its organizational documents, (b) violate, conflict with or result in a breach of, or constitute a default by either Seller (or create an event which, with notice or lapse of time or both, would constitute a default) in any material respect under, or give rise to any payment or other penalty or any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the Sold Assets under, or require any notice, consent or waiver (other than notices provided or consents and waivers obtained prior to Closing) under, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, Sold Contract or other instrument to which either Seller or any of the Sold Assets may be bound, (c) violate or result in a breach of any Governmental Order or Law applicable to either Seller or any of the Sold Assets or (d) require any order, consent, approval or authorization of, or notice to, or declaration, filing, application, qualification or registration with, any Governmental Authority or other Person.
Section 5.04    Financial Information. Sellers have provided to Buyers the internally prepared unaudited income statements and balance sheets of the Specialty Plastics Business for and as of the years ended December 31, 2013, 2012, and 2011, (the “Financial Statements”) attached as Schedule 5.04. The Financial Statements have been prepared consistent with Sellers’ standard practices, procedures and policies, which are based on GAAP, from the books and records of Sellers, which are true, correct and complete in all material respects.
Section 5.05    Absence of Certain Changes, Events and Conditions. Since December 31, 2013, Sellers have operated the Specialty Plastics Business in the usual and ordinary course of business in all material respects consistent with past practice. Except as expressly contemplated by this Agreement or as set forth on Schedule 5.05, since December 31, 2013 until the date of this Agreement, with respect to the Specialty Plastics Business, there has not occurred:
(a)    a material change in any Sellers’ methods of accounting or accounting practices;
(b)    a Seller’s entry into, or the modification or termination of, any Sold Contract involving aggregate consideration in excess of $100,000 which cannot be cancelled without penalty or without more than 60 days’ notice;
(c)    capital expenditures in an aggregate amount exceeding $100,000;
(d)    the incurrence, assumption, or guarantee of any Liabilities, except unsecured current Liabilities incurred in the ordinary course of business consistent with past practice;
(e)    the transfer, assignment, sale or other disposition of any assets, except for (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the collection of Accounts Receivable in the ordinary course of business consistent with past practice and (iii) other dispositions of assets in the ordinary course of business consistent with past practice which in the aggregate did not have a fair market value in excess of $100,000;
(f)    transfer, assignment, or grant of any license or sublicense of any material rights under or with respect to any Sold Intellectual Property;
(g)    any material damage or destruction, whether or not covered by insurance, affecting the assets, properties, or operations of the Specialty Plastics Business, or any real property used or held for use in the Specialty Plastics Business, including without limitation any consummated, pending or planned taking by eminent domain (or voluntary conveyance in lieu thereof) of all or part of the Facilities;
(h)    the termination, material modification to, or cancellation of any material Contract or Permit;
(i)    the imposition of any Encumbrance upon any of Sold Assets;

(j)    any labor dispute, labor organizing activity, strike, work stoppage, slowdown, lockout, boycott or other similar adverse employee action;
(k)    any material adverse change in a Seller’s business relationship with a customer or supplier identified in Schedule 5.16(a) or Schedule 5.16(b);
(l)    any cancellation or compromise of any debt or claim related or any waiver or release of any right of substantial value, in the aggregate, in excess of $100,000;
(m)    an increase in the rate of compensation, commission, bonus or other direct or indirect remuneration payable to any Employee, other than in the ordinary course of business consistent with past practice;
(n)    a Seller’s entry into any new employment contract with any Employee or any new Employee Plan or any material change in any Employee Plan;
(o)    any loan to or forgiveness of any loan to, or entry into any other transaction with, any director, officer, or employee;
(p)    any other transaction, event or condition that has had or is reasonably likely to have a Material Adverse Effect;
(q)    a Seller’s purchase, lease, or other acquisition of the right to own, use, or lease any property or assets in an amount in excess of $100,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory and supplies in the ordinary course of business consistent with past practice;
(r)    any commitment or obligation on the part of Seller to take any of the foregoing actions.
Section 5.06    Compliance with Laws; Permits. Except as set forth on Schedule 5.06, the Specialty Plastics Business has been operated and the Sold Assets have been owned, operated and maintained by Sellers in material compliance with all applicable Laws. All material Permits required for Sellers to conduct the Specialty Plastics Business as currently conducted or for the ownership and use of the Sold Assets have been obtained by Sellers and are valid and in full force and effect.
Section 5.07    Proceedings. Except as set forth on Schedule 5.07, as of the date hereof, there are no Proceedings pending or, to the Knowledge of Sellers, threatened against either Seller (a) applicable to the Specialty Plastics Business, the Sold Assets or Assumed Liabilities and neither Seller is subject to any Governmental Order that applies to the Specialty Plastics Business, the Sold Assets or the Assumed Liabilities or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To Knowledge of Sellers Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Proceeding. Except as disclosed on Schedule 5.07, no Proceeding has been instituted or prosecuted against either Seller in the past five years relating to the Specialty Plastics Business, the Sold Assets or Assumed Liabilities.
Section 5.08    Tax Matters. Except as set forth on Schedule 5.08:
(a)     Each Seller has filed all Tax Returns and paid all Taxes that relate, directly or indirectly, to the Specialty Plastics Business that are required to have been filed and paid prior to the Closing Date, the non-filing or non-payment of which could result in an Encumbrance on any of the Sold Assets or could otherwise result in Buyers becoming responsible or liable therefor either directly or as a successor or transferee, and there are no Encumbrances relating to Taxes encumbering any of the Sold Assets, except, in the case of Sold Real Property, for Permitted Encumbrances. To the Knowledge of Sellers, all Tax Returns filed with respect to the Specialty Plastics Business were correct and complete in all material respects.
(b)    Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and to the Knowledge of Sellers, all Forms W-2 and 1099 (or similar reporting form) required with respect thereto have been properly completed and timely filed with the appropriate foreign, federal, state or local Governmental Authority.
(c)    None of the Sold Contracts is a Tax allocation, sharing, indemnification, or similar agreement.
(d)    There is no material dispute or claim concerning any Tax Liability of a Seller related to the Specialty Plastics Business that has been claimed or raised by any Governmental Authority in writing. No written claim has ever been made by a Governmental Authority in a jurisdiction where either Seller does not file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction as a result of the operation of the Specialty Plastics Business in that jurisdiction nor, to the Knowledge of Sellers, is there any material factual or legal basis for any such claim.
(e)    None of the Sold Contracts is an obligation to make a payment in connection with the transactions contemplated by this Agreement that will not be deductible under Section 280G of the Code.
Section 5.09    Intellectual Property.
(a)    Schedule 2.01(e) contains a correct and complete list of all of the Sold Intellectual Property. Schedule 2.01(e) also specifies which of the rights included within the Sold Intellectual Property are registered and the jurisdictions in which such rights are registered. Ferro is the sole owner of all right, title and interest in and to the Sold Intellectual Property, free and clear of all Encumbrances as of the Closing Date, and all of the Sold Intellectual Property has been properly registered to the extent registration is required for the exercise, protection or use thereof, except to the extent that the Sold Intellectual Property may lawfully embody the information of a Seller’s suppliers or customers. All fees associated with the Sold Intellectual Property and payable to a Governmental Authority as of the Closing Date have been paid in full.
(b)    Except as set forth on Schedule 5.09(b), within the last three years from the date hereof, neither Seller has received any written notice of any claim and, to the Knowledge of Sellers, there is no threatened claim, against either Seller asserting that any of such Seller’s activities with respect to the Sold Assets infringes upon or otherwise conflicts with the Intellectual Property of any Person, nor has either Seller within the last three years from the date hereof given any notice to any Person asserting infringement by any such Person of any of the Sold Intellectual Property.
(c)    Except as set forth on Schedule 5.09(c), all Sold Intellectual Property used in or necessary to the conduct the Specialty Plastics Business as presently conducted was created solely by either (i) employees of the Specialty Plastics Business acting within the scope of their employment who have validly assigned all of their rights in such Sold Intellectual Property including intellectual property rights therein, to a Seller, or (ii) other Persons who validly assigned all of their rights in such Sold Intellectual Property including intellectual property rights therein, to Sellers and no Person other than the Sellers has any right to use any of the Sold Intellectual Property, except for customers and suppliers who may be using the Sold Intellectual Property on an implied basis in the ordinary course of business for the benefit of the Sold Assets. Except pursuant to shrink wrap or click wrap software licenses, neither Seller licenses from any other Person or pays any royalties or other consideration for the right to use any Intellectual Property rights of any other Person in connection with the Sold Assets.
(d)    Each Seller has made a commercially reasonable effort to maintain the confidentiality of all Sold Intellectual Property to the extent necessary to maintain all material proprietary rights therein. With respect to each Trade Secret used in the operation of the Specialty Plastics Business, to the Knowledge of Sellers, the documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual other than an individual who is an employee of Buyer post-Closing of the transactions contemplated hereby. Sellers have taken reasonable precautions consistent with applicable Laws and practice in the jurisdictions in which the Specialty Plastics Business operates to protect the secrecy, confidentiality and value of all Trade Secrets. To the Knowledge of Sellers, the Trade Secrets are not part of the public knowledge or literature and, to the Knowledge of Sellers, have not been used, divulged or appropriated either for the benefit of any Person (other than Sellers) or to the detriment of Sellers.
(e)    Except as set forth in Schedule 5.09(e), each Seller has entered into written agreements with its employees sufficient to assign to such Seller all rights to any inventions, improvement, discoveries or information included within the Sold Intellectual Property.
Section 5.10    Contracts.
(a)    Schedule 5.10 identifies all of the following Contracts by which any of the Sold Assets are bound or affected or to which a Seller is a party or by which either Seller is bound in connection with the Specialty Plastics Business:
(i)    any Contract not made in the ordinary course involving aggregate consideration in excess of $100,000 and which cannot be cancelled without penalty or without more than 60 days’ notice;
(ii)    any Contract that requires Seller to purchase or sell a stated portion of the requirements or outputs of the Specialty Plastics Business or that contain “take or pay” provisions;
(iii)    any Contract for employment or personal services or with independent contractors or consultants which by its terms is not terminable without material cost or liability to Seller on notice of 60 days or less or any severance agreement;
(iv)    any supplier, dealer, distributor, sales agency, or brokerage Contract;
(v)    any Contract relating to the lease or sale to or by others of any of real property;
(vi)    any Contract for capital expenditures in excess of $100,000;
(vii)    any Contract for the purchase or sale of materials or supplies or the performance of services other than purchase orders in the ordinary course that involves aggregate consideration of more than $100,000;
(viii)    any rebate arrangement or other similar Contract given to any customer or received from any supplier;
(ix)    any consignment, committed inventory, ledger balance inventory, or similar Contract with either a supplier or a customer;
(x)    any Contract restricting Sellers’ ability to conduct the Specialty Plastics Business or use any trade names that constitute Sold Assets in any place in the world or during any period of time;
(xi)    any Contract relating to indebtedness (including without limitation guarantees) that will not be satisfied or released as of the Closing Date;

(xii)    any Contract providing for indemnification of any Person or the assumption of any Tax, environmental, or other Liability of any Person;
(xiii)    any Contract relating to a joint venture or partnership;
(xiv)    any Contract that relates to the acquisition or disposition by either Seller or any other Person of any portion of the Specialty Plastics Business or a material amount of stock or assets, or any real property used or held for use primarily in the Specialty Plastics Business;
(xv)    any Contract with or subcontract involving any Governmental Authority;
(xvi)    any Contract for the sale of any of the Sold Assets; or
(xvii)    any collective bargaining agreements or other Contracts with any labor union, trade unions, trade associations or labor organizations.
(b)    A true and complete copy of each of the Sold Contracts listed on Schedule 2.01(c) has been made available to Buyers or their representatives. Except as set forth on Schedule 5.10, as of the date hereof, each Sold Contract is in full force and effect, and is a valid and binding agreement of the Seller that is a party to such Sold Contract and, to the Knowledge of Sellers, each of the other parties thereto, enforceable by or against such Seller, and, to the Knowledge of Sellers, each of such other parties thereto, in accordance with its terms, subject to the General Enforceability Exceptions. Each Seller has performed and is performing all obligations required to be performed under the Sold Contracts in all material respects. Except as set forth on Schedule 5.10, no condition exists or event has occurred, with or without notice or lapse of time or both, that would constitute a material default by (i) either Seller under any Sold Contract or (ii) to the Knowledge of Sellers, any other party to any Sold Contract. To the Knowledge of Sellers, (i) no Sold Contract is subject to any impending cancellation and there are no material disputes pending or threatened under any Sold Contract and (ii) neither Seller is bound by any material commitments under any Sold Contract for the performance of services or delivery of products in connection with the Specialty Plastics Business that such Seller is unable to perform or deliver in the ordinary course of business.
Section 5.11    Title to and Condition and Sufficiency of Sold Assets.
(a)    Except as set forth on Schedule 5.11, Sellers have good, marketable and transferable title to or a leasehold interest in the Sold Assets (other than the Sold Real Property or Leased Real Property) free and clear of all Encumbrances.
(b)    Except as set forth on Schedule 5.11, the Sold Assets constituting tangible personal property are in reasonable operating condition and repair, ordinary wear and tear excepted.
(c)    Except as set forth on Schedule 5.11, the Sold Assets constitute all of the tangible and intangible assets used or held for use primarily in connection with, and, together with the services to be provided pursuant to the TSA, are sufficient for the continued conduct of the Specialty Plastics Business by the Buyers after the Closing in substantially the same manner as conducted by Sellers prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Specialty Plastics Business as currently conducted.
(d)    All of the Sold Inventory is of a quality, quantity and condition useable or saleable in the ordinary course of business and was acquired, and has been maintained, by Sellers in the ordinary course of the business. Schedule 5.11 identifies all of the locations of the Sold Inventory, other than the Facilities, including without limitation locations used by a Seller, a Seller’s customers or suppliers, or otherwise, together with the amount of such Sold Inventory in kilograms at each such location. Except as otherwise described on Schedule 5.11, none of the Sold Inventory in either Seller’s possession is held on consignment, none of the Sold Inventory is consigned to third parties, and all of the Sold Inventory is owned by Sellers free and clear of all Encumbrances. Except as provided in its standard product warranty, neither Seller is under any Liability or obligation with respect to the repurchase or return of Sold Inventory in the possession of any third parties. Except as otherwise described on Schedule 5.11, none of the Sold Inventory or products sold by Sellers in connection with the Specialty Plastics Business contain or were manufactured using “Conflict Minerals” sourced from a “Covered Country” as such terms are used under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Section 5.12    Real Property. Ferro has good, valid and marketable title in fee simple to all of the Sold Real Property, free and clear of all Encumbrances except for Permitted Encumbrances. Ferro Spain is the registered owner of registered units numbers 30414 and 32184, of the Property Registry of Villareal 3 (Castellón-Spain), free and clear of Encumbrances except for those recorded in such Property Registry. Ferro has a valid leasehold interest in the Illinois Lease, free and clear of all Encumbrances except for Permitted Encumbrances. Neither Seller has received any written notice of (i) existing, pending or threatened condemnation proceedings affecting the Sold Real Property or the Leased Real Property, or (ii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate the Sold Real Property or the Leased Real Property as currently operated. Neither the whole nor any material portion of any Sold Real Property or Leased Real Property has been damaged or destroyed by fire or other casualty which has not been repaired or restored. Neither Seller has subleased, assigned, or otherwise granted to any Person the right to use or occupy the Sold Real Property or the Leased Real Property or any portion thereof. As of the date hereof, there is no pending, or, to the Knowledge of Sellers, threatened material Proceeding or material Governmental Authority action to modify the zoning classification of, or to take by the power of eminent domain (or to purchase in lieu thereof), or to classify as a landmark, or to impose special assessments on, or otherwise to take or restrict in any material way the right to use, develop or alter, all or any part of the Sold Real Property.
Section 5.13    Environmental Matters. Notwithstanding any other representation or warranty contained in this Article V, the representations and warranties contained in this Section 5.13 constitute the sole representations and warranties of Sellers relating to any Environmental Law. Except as disclosed on Schedule 5.13:
(a)    The Specialty Plastics Business is and during the five years prior to the date of this Agreement has been, operated by Sellers in material compliance with all applicable Environmental Laws and any Permits required pursuant to Environmental Laws.
(b)    During the five years prior to the date hereof, neither Seller has received any written notice of any Proceeding alleging a material violation of any Environmental Laws or any material Liability arising under any Environmental Laws, including any investigatory, remedial or corrective obligation, relating to the Sold Assets. There are no pending, or, to the Knowledge of Sellers, threatened Proceedings under any Environmental Laws including, without limitation investigations by any Governmental Authority with respect to the Specialty Plastics Business, the Sold Assets, the Sold Real Property or the Leased Real Property.
(c)    There are and have been no Releases at the Facilities that require or would reasonably be expected to require cleanup or remediation under any applicable Environmental Laws.
(d)    To Knowledge of Sellers, none of the Sold Real Property or Leased Real Property is identified on any current list of contaminated or potentially contaminated property established by any Governmental Authority.
(e)    During Seller’s use of the Sold Real Property or Leased Real Property (other than the facility covered by the Spain Lease) and operation of the Specialty Plastics Business, Hazardous Materials have not been produced, generated or managed, treated or stored on the Sold Real Property or Leased

Real Property in a condition that currently violates any Environmental Law or would reasonably be expected to give rise to material liability for remedial costs under Environmental Laws.
(f)    To the Knowledge of Sellers, there are no conditions or circumstances which would reasonably be expected to prevent or materially interfere with the use of the Sold Real Property or the Leased Real Property or the operation of the Specialty Plastics Business as used or operated as of the Closing in material compliance with Environmental Laws.
(g)    To the Knowledge of Sellers, the Real Property contains no (A) underground storage tanks; (B) asbestos or asbestos-containing materials; or (C) polychlorinated biphenyls.
(h)    Sellers have delivered or made available to Buyers copies and results of all material reports, studies and analyses in the possession or control of Sellers pertaining to the unpermitted Release of Hazardous Materials on or around the Sold Real Property or the Leased Real Property, or concerning material non-compliance of the Specialty Plastics Business with Environmental Laws during the five years prior to the date of this Agreement.
(i)    Schedule 5.13 contains a list of all chemical substances that have been registered by Sellers in connection with the Specialty Plastics Business under the Regulation concerning Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) adopted by European Union Parliament and Council, as amended and interpreted to date. Sellers have complied with all requirements under REACH applicable to the Specialty Plastics Business
(j)    Neither Seller is subject as of the date hereof to any outstanding Governmental Order under any Environmental Law regarding either the Specialty Plastics Business or the Facilities.
(k)    Schedule 5.13 lists all Permits necessary under Environmental Laws for operation of the Specialty Plastics Business as operated as of Closing.
Section 5.14    Employee Relations.
(a)    Except as set forth on Schedule 5.14, as of the date hereof, neither Seller is involved in or, to the Knowledge of Sellers, threatened with, any labor dispute, grievance or litigation relating to labor safety or discrimination matters involving any Transferred Employee or Union Employee, including without limitation charges of unfair labor practices or discrimination complaints. Schedule 5.14 contains a list of all persons who are employees, independent contractors or consultants of the Specialty Plastics Business as of the date hereof, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) tenure; (iv) current annual base compensation rate; and (v) commission, bonus or other incentive-based compensation. Except as set forth on Schedule 5.14, as of the date hereof, all compensation, including wages, commissions and bonuses payable to employees, independent contractors or consultants, for services performed on or prior to the date hereof that are due and owing on or prior to the date hereof have been fully accrued for or paid in full. Except as set forth on Schedule 5.14, there are no outstanding agreements, understandings or commitments of Sellers with respect to any compensation, commissions or bonuses. Schedule 5.14 sets forth all collective bargaining agreements or other Contracts with a union, works council or labor organization (collectively, “Union”) to which either Seller is or has been a party to, bound by, or was negotiating during the past three years with any Union representing or purporting to represent any Employee of a Seller, and, to the Knowledge of Sellers, no Union or group of Employees is seeking or has sought to organize Employees for the purpose of collective bargaining. Except as set forth on Schedule 5.14, during the past three years, there has not been, nor, to the Knowledge of Sellers, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting either Seller or any Employees. Except as otherwise set forth on Schedule 5.14, all Employees are at-will employees. All independent contractors providing services to the Specialty Plastics Business have been properly classified under the Law as independent contractors.

(b)    Sellers are in material compliance with all Laws, whether foreign, federal, state and local, respecting employment and employment practices, terms and conditions of employments, social security, health and safety at workplace, immigration, wages and hours, and non-discrimination in employment, and it is not engaged in any unfair labor practice. To the Knowledge of Sellers, there are no actual or threatened claims regarding violation of any Law relating to employment practices or employment relations.
Section 5.15    Employee Benefit Plans.
(a)    Schedule 5.15 sets forth a complete list of (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA (other than a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), (ii) each employee pension benefit plan as defined in Section 3(2) of ERISA other than a Multiemployer Plan (a “Pension Plan”); (iii) each employee welfare benefit plan, as defined in Section 3(1) of ERISA (a “Welfare Plan”); and (iv) each compensation and employment arrangement or agreement, including, but not limited to, any fringe benefit, incentive compensation, phantom stock, bonus, severance, vacation, deferred compensation, supplemental executive compensation plan, employment agreement, salary continuation, incentive, stock option, retirement, pension, or profit sharing plans, contracts, programs, funds or arrangements of any kind other than, in each case, those described under clauses (i), (ii) and (iii) of this Section 5.15 and other than a Multiemployer Plan (a “Benefit Arrangement), that is maintained by either Seller for the Employees (all of the above being hereinafter individually or collectively referred to as an “Employee Plan” or “Employee Plans,” respectively). Schedule 5.15 also sets forth a complete list of all Multiemployer Plans contributed to or required to be contributed to by either Seller with respect to the Employees. Each Employee Plan has been maintained, operated and administered in material compliance with its terms and any related documents or agreements and in material compliance with all applicable Laws.
(b)    Each Pension Plan listed on Schedule 5.15 that is intended to qualify under Section 401(a) of the Code has been determined to be so qualified by the Internal Revenue Service, the trust maintained thereunder has been determined to be exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of Sellers, nothing has occurred since the date of such determinations that is likely to cause the loss of such qualification or exemption. Except as required by the Code or this Agreement, the consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting or the time of payment, or increase the amount, of compensation due to any Employee. Except as set forth on Schedule 5.15, neither a Seller nor any ERISA Affiliate of a Seller has at any time within six years prior to the Effective Date sponsored, maintained or contributed to, or was required to contribute to, a Pension Plan subject to Title IV of ERISA, a Multiemployer Plan or a multiple employer plan within the meaning of Section 210 of ERISA or Section 413(c) of the Code (a “Multiple Employer Plan”). Except as expressly provided in Article VIII, no Multiemployer Plans contributed to or required to be contributed to by either Sellers or any ERISA Affiliate will result in any Liability to Buyers or subject the Sold Assets to any Encumbrance under ERISA or the Code by reason of Sellers’ or any ERISA Affiliate’s participation in such Multiemployer Plan and no Employee Plan that is a Pension Plan, or Benefit Arrangement will result in any Liability to Buyers or subject the Sold Assets to any lien under ERISA, the Code, or the Laws of any state. As used herein, the term “ERISA Affiliate” shall mean any subsidiary of a Seller and any trade or business (whether or not incorporated) that is part of the same controlled group, or under common control with, or part of an affiliated service group that includes a Seller within the meaning of Sections 414(b), (c), (m) or (o) of the Code.
(c)    Spanish Employee Matters.
(i)    Schedule 5.15(c)(i) contains a list of the Transferred Ferro Spain Employees and the length of service, position, category, type of contract, and gross annual compensation (fixed, variable and in kind) of each Transferred Ferro Spain Employee. There are no negotiations underway, nor is there any undertaking or envisaged change with respect to such conditions. The employment contracts entered into by the Transferred Ferro Spain Employees respect and have respected applicable Law.

(ii)    Other than the Transferred Ferro Spain Employees, no other employees of Ferro Spain have the right to be transferred to ASI Spain with the Specialty Plastics Business and Ferro Spain represents and warrants that the Transferred Ferro Spain Employees constitute all of its employees assigned primarily to the Specialty Plastics Business.
(iii)    No director, executive or employee of Ferro Spain has any right to indemnification on any ground or in any amount other than as provided for by this Agreement, applicable Law or any applicable Collective Agreement.
(iv)    With regard to the Transferred Ferro Spain Employees, Ferro Spain has fulfilled all of its obligations of a labor, social security and employment nature.
(v)    Since the date which is six months prior to the date of this Agreement, no change has been made in the remuneration, benefit plans or other terms of employment, of any Transferred Ferro Spain Employee.
(vi)    No events or circumstances exist that would lead to a re-qualification into salary or secret commissions, vis-à-vis the individual performing the services, of the fees paid by Ferro Spain under any management, consultancy or independent contractor agreements or other arrangement entered into by Ferro Spain with the Transferred Ferro Spain Employees or other consultants or third parties whose contracts are Sold Assets.
(vii)    Any Transferred Ferro Spain Employees who are temporary employees have been hired on valid grounds and cannot claim to have an indefinite contractual relationship with Ferro Spain.
(viii)    There are no schemes or arrangements operated by Ferro Spain under which a Transferred Ferro Spain Employee or former employee of the Specialty Plastics Business or any other person is or will be entitled - whether on a discretionary, customary or other basis - to any bonus, benefit, share, option or other commission, remuneration or security of any kind whatsoever, whether fixed or calculated by reference to all or part of the turnover, profits, sales or other aspect of Ferro Spain.
(ix)    Ferro Spain has no outstanding fixed or contingent liability or obligation to any former employee or former independent contractor of the Specialty Plastics Business or to the beneficiaries or dependents of any such Person, including for breach of any contract of employment or contract for services or redundancy payments, protective awards, compensation for wrongful dismissal or unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee or in respect of any other liability arising out of the termination of any contract of employment or contract for services.
(x)    Each of the Transferred Ferro Spain Employees has valid and subsisting permission to live and work full time in Spain.
(xi)    None of the Transferred Ferro Spain Employees is a “protected employee” within the meaning of applicable Spanish employment Laws.
(xii)    Ferro Spain has not concluded an employment agreement with any individual or relative related to the Transferred Ferro Spain Employees.
(xiii)    Other than mandatory payments stipulated under applicable legal requirements, no Transferred Ferro Spain Employee has been granted, nor is Ferro Spain committed to pay, any special termination payment in connection with the termination or proposed termination of his employment or his contractual relationship. No Transferred Ferro Spain Employee has a contractual notice period or termination indemnity exceeding the statutory notice applicable in Spain, as applicable. No Transferred Ferro Spain Employee has been given any form of security of employment.
(xiv)    No payment or other obligation has been made or agreed or promised to be made or benefit given or agreed or promised to be given to any Transferred Ferro Spain Employee in connection with a change of control of Ferro Spain.
(xv)    Ferro Spain is in material compliance with, and has not received written notice of any claim that it has not complied with applicable individual employment and consulting or service agreements, and all legal requirements (including, but not limited those relating to wages, hours, collective bargaining, employment safety, unfair labor practices, discrimination, immigration, payment of social security and similar Taxes) in connection with the Transferred Ferro Spain Employees and the Specialty Plastics Business.
(xvi)    Ferro Spain will have in all material respects paid in full to the Transferred Ferro Spain Employees all wages, salaries, benefit plans, commissions and bonuses for all services performed up to Closing Date and has maintained current, adequate and suitable records relating to each Transferred Ferro Spain Employee (including details of the terms of employment, personal data of such employee, payments of statutory sick pay and maternity pay, disciplinary and grievance matters, health and safety matters, income tax and social security contributions, wage and time records, records detailing length of service accumulated benefits and entitlements) and regarding the termination of employment of any former employee.
(xvii)    No outstanding loans or advance payments have been made to any Transferred Ferro Spain Employee.
(xviii)    Ferro Spain has complied with all information and consultation requirements, if any, in regard of any of the Transferred Ferro Spain Employees, any employee representative bodies and of the trade unions in general and more specifically in connection with this Agreement.
(xix)    No Transferred Ferro Spain Employees are on secondment, maternity leave or absent on grounds of disability or other long term leave of absence. Ferro Spain has taken out proper insurance coverage for illness, injury or other disability in respect of the Transferred Ferro Spain Employees.
(xx)    In relation to the Specialty Plastics Business, no outstanding offer of employment has been made by Ferro Spain to any individual nor has any individual accepted an offer of employment made by Ferro Spain but who has not yet commenced such employment.
(xxi)    In the past three years, there has not been a collective labor dispute involving Ferro Spain. To the Knowledge of Sellers, there is no fact, circumstance or matter that might give rise to any such dispute as of the date of this Agreement.
(xxii)    Ferro Spain is not a party to any collective bargaining agreement other than collective bargaining agreements at sector level (each, a “Collective Agreement”) or required to comply with any Collective Agreement, and to the Knowledge of Sellers there is no organizational effort being made to apply for certification of a Collective Agreement. Where any Collective Agreement exists, Ferro Spain has complied and complies with all material terms and conditions of, and is not in default under, such Collective Agreement.
(xxiii)    During the past three years, Ferro Spain has not been engaged in any collective dismissal or reorganization procedure in relation to the Specialty Plastics Business.

(xxiv)    Currently, there is no dispute between Ferro Spain on the one hand and any Transferred Ferro Spain Employee nor to the Knowledge of Sellers is there a fact, circumstance or matter that may result in any such dispute.
Section 5.16    Customers and Suppliers.
(a)    Schedule 5.16(a) lists the top ten customers of each Facility (by aggregate consideration paid for goods or services in the 12 month period ended December 31, 2013) (collectively, the "Material Customers"). Except as set forth in Schedule 5.16(a), neither Seller has received any written notice that any of the Material Customers has ceased, or intends to cease, to use the goods or services of the Specialty Plastics Business or to otherwise terminate or materially reduce its relationship with the Specialty Plastics Business.
(b)    Schedule 5.16(b) lists the top ten suppliers of each Facility (by aggregate consideration paid by Sellers for goods or services in the 12 month period ended December 31, 2013) (collectively, the "Material Suppliers"). Except as set forth in Schedule 5.16(b), neither Seller has received any written notice that any of the Material Customers has ceased, or intends to cease, to supply goods or services to the Specialty Plastics Business or to otherwise terminate or materially reduce its relationship with the Specialty Plastics Business.
Section 5.17    Product Warranty and Liability. Except as set forth on Schedule 5.17, as of the date hereof (a) there are no pending claims pursuant to any warranty, whether express or implied, on products or services relating to the Sold Assets sold by either Seller on or prior to the date of this Agreement, and (b) during the five year period prior to the date hereof, there have been no Proceedings against Sellers with respect to any product manufactured, shipped, sold or delivered by or on behalf of any of them relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any such product. Neither Seller has received written notice of any claim of, or been subject to any Proceeding in connection with, death, personal injury or property damage with respect to any product manufactured, shipped, sold or delivered by or on behalf of any of them relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any such product.
Section 5.18    Accounts Receivable. Except as set forth on Schedule 5.18, all of the Sold Accounts Receivable represent valid and binding obligations of the respective debtors enforceable in accordance with their terms, arose from sales actually made or services actually performed in the ordinary course of business consistent with past practice and, to the Knowledge of Sellers, are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserves reflected in the Financial Statements. Since December 31, 2013, Sellers have collected accounts receivable of the Specialty Plastics Business only in accordance with their regular collection practices and has not given or granted any rebates, discounts, advances or allowances to any customers not in the ordinary course of business consistent with past practice and has not otherwise sold, discounted or disposed of any accounts receivable of the Specialty Plastics Business. None of the Sold Accounts Receivable is the subject of any Proceeding or investigation by a Governmental Body brought against, by or on behalf of either Seller.
Section 5.19    No Brokers’ or Other Fees. Except for Lazard Group LLC, whose fees and expenses will be paid by Ferro, no Person has acted, directly or indirectly, as a broker, finder, financial advisor or investment banker for either Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
Section 5.20    No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article V (as modified by the Schedules hereto), neither of the Sellers nor any other Person makes any other express or implied representation or warranty with respect to Sellers, their respective Affiliates, the Sold Assets, the Assumed Liabilities or the transactions contemplated by this Agreement, and Sellers disclaim all other representations or warranties, whether made by either

Seller, any of their respective Affiliates or any of their respective officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article V (as modified by the Schedules hereto), Sellers hereby expressly disclaim (a) any representation or warranty, express or implied, at common law, by statute or otherwise relating to the condition of the Sold Assets (including any express or implied warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) and (b) all liability and responsibility for any representation, warranty, statement or information made, communicated or furnished (orally or in writing) to Buyers, their respective Affiliates or any of their respective officers, directors, employees, agents or representatives (including any opinion, information or advice that may have been provided to Buyers by any director, officer, employee, agent, consultant or representative of either Seller or any of their respective Affiliates). Sellers make no representations or warranties to Buyers regarding the probable success or profitability of any business utilizing the Sold Assets.
ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYERS
Buyers hereby represent and warrant to Sellers as follows:
Section 6.01    Organization. Each Buyer is a corporation or company, as applicable, duly incorporated, formed or organized, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or organization, as applicable. Each Buyer has all requisite power and authority to own, lease or operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and (to the extent that any such jurisdiction recognizes the concept of good standing) is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or licensing, except where the failure to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of such Buyer to consummate the transactions contemplated by this Agreement.
Section 6.02    Authorization; Enforceability. Each Buyer has the power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by each Buyer, and the performance by each Buyer of its obligations hereunder and thereunder have been or will be duly authorized by all necessary action on the part of such Buyer. This Agreement has been duly executed and delivered by Buyers and, assuming due authorization, execution and delivery by Sellers, constitutes a valid and binding agreement of Buyers, enforceable against each of them in accordance with its terms.
Section 6.03    No Approvals or Conflicts. The execution, delivery and performance by each Buyer of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Buyers of the transactions contemplated hereby and thereby do not and will not (a) violate, conflict with or result in a breach by either Buyer of its organizational documents, (b) violate, conflict with or result in a breach of, or constitute a default by either Buyer (or create an event which, with notice or lapse of time or both, would constitute a default) in any material respect under, or give rise to any payment or other penalty or any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the properties of Buyers under, or require any notice, consent or waiver under, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other instrument to which Buyers or any of their properties may be bound, (c) violate or result in a breach in any material respect of any Governmental Order or Law applicable to Buyers or any of their properties or (d) require any order, consent, approval or authorization of, or notice to, or declaration, filing, application, qualification or registration with, any Governmental Authority or other Person.
Section 6.04    Compliance with Laws. Buyers are not in violation of any Governmental Order or Law applicable to them or any of their properties, except where non-compliance would not have a material adverse effect on the ability of Buyers to consummate the transactions contemplated by this Agreement.
Section 6.05    Proceedings. There are no Proceedings pending or, to the Knowledge of Buyers, threatened against either Buyer that would have a material adverse effect on the ability of Buyers to consummate the transactions contemplated by this Agreement. Neither Buyer is subject to any Governmental Order that would have a material adverse effect on its ability to consummate the transactions contemplated by this Agreement.
Section 6.06    Financing. Buyers will have sufficient funds at the Closing to pay the Purchase Price and all related transaction expenses incurred by or on behalf of Buyers and to consummate the transactions contemplated by this Agreement.
Section 6.07    No Brokers’ or Other Fees. Except for Moelis & Company, no Person has acted, directly or indirectly, as a broker, finder, financial advisor or investment banker for Buyers in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
Section 6.08    No Other Representations or Warranties. Each Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the Sold Assets and Assumed Liabilities and, in making its determination to proceed with the transactions contemplated by this Agreement, such Buyer has relied solely on (a) the results of its own independent investigation and verification and (b) the representations and warranties of Ferro expressly and specifically set forth in Article V, as modified by the Schedules attached hereto, and has not relied on anything else. The representations and warranties of Ferro in Article V, as modified by the Schedules, constitute the sole and exclusive representations and warranties of Ferro to Buyers in connection with the transactions contemplated hereby. Each Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including as to the accuracy or completeness of any of the information provided to Buyers in the due diligence process, or any information relating to the future or historical financial condition, results of operations, quality, quantity or condition of the Sold Assets or relating to any other information provided to Buyers) are specifically disclaimed by Sellers, and Buyers and their respective Affiliates, and their respective officers, directors, partners, members, employees, agents, representatives, successors and permitted assigns have not and will not rely on any such information, or other representations and warranties and such information and such other representations and warranties will not (except as otherwise expressly represented and warranted to in Article V of this Agreement) form the basis of any claim against Sellers of any of their respective Affiliates or representatives with respect thereto or with respect to any related matter. Neither of the Sellers nor any other Person will have or be subject to any liability to Buyers or any other Person resulting from the distribution to Buyers, or Buyers’ use of any such information, including any information, documents, projections, forecasts or other material made available to Buyers or their representatives through the Data Room, offering memoranda or management presentations or otherwise in expectation of the transactions contemplated by this Agreement. NEITHER SELLER MAKES OR PROVIDES, AND EACH BUYER HEREBY WAIVES, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE SOLD ASSETS OR ANY PART THEREOF, IN EACH CASE EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT. With respect to any projection or forecast delivered by or on behalf of Sellers to Buyers, each Buyer acknowledges that (w) there are uncertainties inherent in attempting to make such projections and other forecasts and plans, and that such Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, (x) the accuracy and correctness of such projections and forecasts may be affected by information which may become available through discovery or otherwise after the date of such projections and forecasts, (y) it is familiar with each of the foregoing and (z) neither Seller is making any representation or warranty with respect to such projections or forecasts, including the reasonableness of the assumptions underlying such projections or forecasts.
ARTICLE VII

TAX MATTERS
Section 7.01    General. Article VII will govern Tax matters arising out of the transactions contemplated by this Agreement.
Section 7.02    Cooperation.
(a)    Buyers and Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Specialty Plastics Business and any of the Sold Assets (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for or defense of any audit by any Taxing Authority and the prosecution or defense of any claim, suit or Proceeding relating to any Tax Return. Further, subject to all applicable confidentiality obligations, each Seller will be permitted to retain, in its discretion, copies of any such books and records relating to any of the Sold Assets as are reasonably necessary for any of such purposes as set forth above. Buyers and Sellers will retain all books and records with respect to Taxes pertaining to the Specialty Plastics Business and the Sold Assets until the expiration of all relevant statutes of limitation (and, to the extent notified by Buyers and Sellers, any extensions thereof).
(b)    Sellers will authorize Buyers in writing to apply for and will use commercially reasonable efforts to assist Buyers to apply for and obtain, as soon as practicable after the date hereof, the Spanish Tax Clearance Certificates.
Section 7.03    Real and Personal Property Taxes.
(a)    Real and personal property Taxes imposed on or relating to the Sold Assets for the current Tax year will be prorated between Sellers and Buyers effective as of the Closing. Proration of Taxes that are undetermined as of the Closing Date (i) will be based on the most recently available Tax rate and valuation, giving effect to applicable exemptions, recently-voted millage, change in valuation and similar items, whether or not officially certified to the appropriate Taxing Authority as of the Closing Date and (ii) will use a 365-day year. On or before the Closing, Sellers will pay all delinquent property Taxes or special assessments not contested by Sellers in good faith, which contested Taxes or assessments will remain Sellers’ obligation. When the actual amounts become known, such prorations will be recalculated by the applicable Buyer and the applicable Seller, and such Buyer or such Seller, as the case may be, will promptly (but not later than five Business Days after notice of payment due) make any additional payment or refund so that the correct prorated amount is paid by each of such Buyer and such Seller.
(b)    If a property Tax refund that is an Excluded Asset is received by a Buyer, then such Buyer will remit such refund, including any interest paid by any Taxing Authority, to the applicable Seller within 14 calendar days of receipt by such Buyer. Sellers and Buyers will reasonably cooperate with each other to pursue and obtain property Tax refunds; except that Sellers retain the exclusive right to apply for property Tax refunds and to appeal property Tax assessments pertaining to all periods ending on or before the Closing Date (collectively, the “Pre-Closing Appeals”). All proceedings relating to Pre-Closing Appeals, to the extent practicable, will be conducted by and in the name of Sellers and as directed by Sellers. The provisions of this Section 7.03(b) will survive the Closing.
Section 7.04    Transfer and Other Taxes. Buyers will timely file all Tax Returns with respect to all excise, sales, use, registration, stamp, recording, documentary, conveyancing, franchise, transfer, transaction privilege and similar Taxes, levies, charges and fees incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) and will pay all Transfer Taxes owed, whether or not reflected on any Tax Return. Within 30 days after payment, Buyers will provide Sellers with copies of all such Tax Returns and evidence that all such Taxes have been paid. Buyers and Sellers will reasonably cooperate to reduce or eliminate Transfer Taxes to the extent permitted by applicable Law. Buyers and Seller will each be responsible for one-half of all Transfer Taxes. The Parties acknowledge and agree that the transfer of the Spanish Specialty Plastics Business described in this Agreement and in the Spain Transfer Agreement qualifies as a transfer of an economic unit, capable of developing a business activity with its own means ("unidad económica autónoma”) within the meaning of Article 7 of the Spanish VAT Act which is not subject to VAT. Notwithstanding the foregoing, if at any time a Governmental Authority finally determines that VAT is payable in connection with the transactions contemplated by this Agreement, (a) Buyers and Sellers shall use commercially reasonable efforts to defend the transaction from Taxes under the Spanish VAT Act, (b) Sellers shall promptly remit to the appropriate Governmental Authority the full amount of the VAT payable, plus any interest, fees or penalties payable, and (c) Buyers will, promptly upon receipt of written notice from Sellers, pay to the applicable Seller the amount of such applicable VAT, plus 50% of any interest, fees or penalties payable in connection with such Liability; provided, however, if it is determined that the VAT paid by Buyers pursuant to Section 7.04(c) is not fully recoverable by Buyers, then Sellers will, promptly upon a written notice from Buyers, pay to the applicable Buyer, an amount equal to 50% of the VAT not subject to full recoupment by Buyers.
ARTICLE VIII

EMPLOYEE MATTERS
Section 8.01    Employees; Employment Matters.
(c)    Employment Offers. Effective as of the Closing Date, subject to ASI’s pre-employment screening and drug testing (except in countries where such testing is not legally permissible), ASI will extend offers of employment to all of Ferro’s non-Union Employees who are not located in Spain, provided that ASI will not be required to extend offers of employment to non-Union Employees on long-term disability or reasonably expected to be on long-term disability, but for a period of up to six months from the Closing Date, subject to ASI’s pre-employment screening and drug testing (except in countries where such testing is not legally permissible), ASI will extend an offer of employment to each non-Union Employee who was not extended an offer at the Closing Date due to such non-Union Employee’s disability, with such offers to be effective as of the date such non-Union Employee is able to perform the essential functions of his/her position with Ferro, with or without reasonable accommodation, provided there is an available similar position with ASI for which such non-Union Employee is qualified and provided further that Ferro will retain such non-Union Employees until at least the earlier of (x) the date that such non-Union Employee is able to perform the essential functions of his/her position with Ferro with or without reasonable accommodation or (y) the first anniversary of the Closing Date. Each Employee who accepts ASI’s offer and passes such pre-employment screening and drug tests of ASI pursuant to this Section 8.01(a) (if applicable) is a “Transferred Employee,” provided that, as to non-Union Employees described in clause 8.01(a) that become Transferred Employees after the Closing Date, any references to the termination of any employment-related obligations of Ferro and the assumption of employment-related obligations by ASI as of the Closing or as of the Closing Date will, subject to Section 8.01(e)(ix), be deemed to apply instead as of the date such employee commences employment with ASI upon return from disability leave.
(d)    Each offer of employment contemplated by Section 8.01(a) will provide that the Employee receiving such offer will be entitled to receive, in each case as applicable, (A) a base salary or hourly base wage rate at least equal the base salary or hourly base wage rate in effect for such Employee immediately prior to the Closing and (B) subject to Section 8.01(e)(i), other employee benefits and compensation that are comparable to the employee benefits (excluding any pension, retirement or equity-based benefits or compensation) made available to such Employee by Ferro and its Affiliates immediately prior to the Closing Date.

(e)    Vacation. ASI will credit each Transferred Employee and each Union Employee with earned vacation for the current calendar year and shall be responsible for such vacation liability, to the extent accrued in the Closing Working Capital Statement. Ferro will be otherwise liable for all earned but unused vacation benefits of each Transferred Employee and each Union Employee, as determined in accordance with the applicable Ferro’s vacation policies and practices, which have not been paid by Ferro prior to the Closing.
(f)    Welfare Benefit Plans and 401(k) Plan.
(i)    ASI will provide the Transferred Employees and Union Employees with full service credit for their service with Ferro for purposes of eligibility to participate and vesting (but not benefit accrual) under ASI’s 401(k) plan. Subject to Section 8.01(e), ASI will further ensure that the Transferred Employees and Union Employees receive full service credit for their service with Ferro for purposes of eligibility to participate in, and benefits under, ASI’s medical plan and any other welfare benefit plan that ASI makes available to Transferred Employees and Union Employees and for purposes of determining the severance benefits and payments to be provided pursuant to Section 8.01(d)(v) and for purposes of vacation.
(ii)    Except as may be required under COBRA and as provided in Section 8.01(e), the Transferred Employees and Union Employees will cease to participate in and have coverage under all welfare benefit plans of Ferro as of the Closing Date. ASI will offer to all Transferred Employees and Union Employees who currently receive or are eligible to receive medical coverage from Ferro medical coverage that is reasonably comparable to the coverage in effect for such Transferred Employees and Union Employees immediately prior to the Closing Date.
(iii)    Subject to Section 8.01(e) in the case of health plans, ASI will cause each benefit plan of ASI and its Affiliates in which any Transferred Employee or Union Employee participates that is a health or welfare benefit plan to waive all limitations on participation eligibility in such health and welfare plan as to preexisting conditions, exclusions and service conditions, and insurability requirements applicable to Transferred Employees and Union Employees.
(iv)    To the extent Transferred Employees and Union Employees participate in a dependent care or medical expense reimbursement account under a U.S. Employee Plan (“Ferro’s FSA”) immediately prior to the Closing, Ferro will permit such Transferred Employees and Union Employees to continue participation in Ferro’s FSA through the end of the plan year in which the Closing occurs, subject to the terms and conditions of Ferro’s FSA but treating the Transferred Employee’s and Union Employee’s employment with ASI as employment with Ferro. ASI will take all necessary actions to recognize and implement the salary reduction elections in effect immediately prior to the Closing of each Transferred Employee and Union Employee under Ferro’s FSA and shall transfer to Ferro all such amounts that are deducted from each Transferred Employee’s and Union Employee’s payroll within ten days after each payroll date. All Transferred Employees and Union Employees shall cease participation in Ferro’s FSA as of the end of the plan year in which the Closing occurs, and ASI’s dependent care and medical expense reimbursement account program shall cover the Transferred Employees thereafter. This Section 8.01(d)(iv) does not apply to Transferred Employees and Union Employees described in Section 8.01(a) who become Transferred Employees after December 31, 2014.
(v)    ASI will, or will cause one of its Affiliates to, provide each Transferred Employee whose employment is subject to nonvoluntary termination by ASI or its Affiliates with the severance payments and benefits as set forth on Schedule 8.01(d)(v) in the event such Transferred Employee experiences a qualifying termination of employment (as defined on Schedule 8.01(d)(v)) during the one year period beginning on the Closing Date.

(g)    Continuation Coverage.
(xviii)    Effective as of the Closing and in connection with the Closing, Ferro shall cause its group medical, dental, and vision benefit plans (“Ferro COBRA Plans”) in which the Transferred Employees or Union Employees participate immediately prior to the Closing to offer COBRA coverage to each such Transferred Employee and Union Employee and his or her covered spouse and dependents who, in each case, are “qualified beneficiaries” (within the meaning of COBRA) by reason of the Closing (collectively, the “Covered Participants”) under the normal terms and conditions of the Ferro COBRA Plans for providing COBRA coverage. Each such Covered Participant will be deemed to have initially elected the COBRA coverage unless a Covered Participant affirmatively declines the COBRA coverage. While the Covered Participants are covered under the Ferro COBRA Plans, ASI shall, as soon as administratively feasible, notify Ferro of any subsequent qualifying events (within the meaning of COBRA), terminations of employment, or other changes in status that could impact the Covered Participants’ coverage under the Ferro COBRA Plans. Effective as of January 1, 2015, ASI shall cause its medical, dental, and vision plans to cover the Transferred Employees, Union Employees and their spouses and dependents in accordance with Section 8.01(d)(ii).
(xix)    During the period beginning on the Closing Date and ending on December 31, 2014 (the “Initial COBRA Period”), ASI will be solely responsible for collecting any employee contributions towards the COBRA Premium, and ASI may subsidize the premium that would otherwise be charged to the Transferred Employees and Union Employees for coverage under the Ferro COBRA Plans. ASI shall cease providing any premium subsidy or reimbursement to the Transferred Employees, Union Employees (or any other Covered Participant) for premiums charged for continued coverage under the Ferro COBRA Plans (“COBRA Premium”) after the earlier of December 31, 2014 or the date the Transferred Employee or Union Employee, as applicable, ceases to be employed by ASI or any of its Affiliates (the “Subsidy Termination Date”). Ferro shall be responsible for collecting the COBRA Premiums owed by any Covered Participants for coverage under the Ferro COBRA Plans after December 31, 2014 if such Covered Participants continue coverage after December 31, 2014.
(xx)    At the Closing, ASI will pay to Ferro a lump sum cash amount equal to the product of (A)$1,091.81, provided that if the Closing Date occurs after the first day of any calendar month, such amount will be prorated based on the number of days in such partial calendar month occurring after the Closing Date, multiplied by (B) the number of Transferred Employees and Union Employees (the “Closing COBRA Payment”). On or prior to the first day of each calendar month after the Closing in the Initial COBRA Period, ASI will pay to Ferro a lump sum cash amount equal to the product of $1,091.81, multiplied by the number of Transferred Employees and Union Employees covered by the Ferro COBRA Plan on the date such payment is made to Ferro. For purposes of calculating the amount owed under the preceding sentence, a Transferred Employee and Union Employee will be considered covered by the Ferro COBRA Plan if any Covered Participant, who is covered by the Ferro COBRA Plan by reason of such Transferred Employee, continues to be covered by the Ferro COBRA Plan on the applicable date.
(xxi)    If during the Initial COBRA Period or during each subsequent calendar year thereafter during which a Covered Participant continues to receive COBRA coverage under Ferro COBRA Plans (each such calendar year and the Initial COBRA Period, a “COBRA Year”), the aggregate benefit claims for a Transferred Employee or Union Employee (including the claims of the Transferred Employee’s or Union Employee’s spouse or dependents and without regard to whether the Transferred Employee or Union Employee remains employed with ASI) incurred during such COBRA Year under the Ferro COBRA Plans exceed $50,000, ASI shall reimburse Ferro or the Ferro COBRA Plans for the full cost of such claims in excess of $50,000 but only to the extent that such claims are not paid by Ferro’s stop loss insurance carrier. Benefit claims incurred prior to the Initial COBRA Period shall not be included in the calculation of whether such claims exceed $50,000 for any Transferred Employee or Union Employee. Ferro shall send ASI invoices documenting such claims on a monthly basis, and ASI shall pay the reimbursements owed within 15 days of receiving the invoice from Ferro.
(xxii)    If any Covered Participant continues coverage under the Ferro COBRA Plans after December 31, 2014, then ASI will, no later than March 1, 2015, pay Ferro an amount equal to 10% of the total COBRA Premiums that such Covered Participant would pay from January 1, 2015 through the last day of such Covered Participant’s COBRA maximum coverage period. No amounts paid pursuant to this Section 8.01(e)(v) will reduce the COBRA Premium charged to the Covered Participant for his or her coverage under the Ferro COBRA Plans for such period.
(xxiii)    At the Closing, as provided in Section 3.01(c), ASI shall deposit $1,500,000 (the “COBRA Escrow Amount”) into a segregated account with the Escrow Agent (the “COBRA Escrow Account”) pursuant to the Escrow Agreement. The COBRA Escrow Amount and any other amounts deposited into the COBRA Escrow Account pursuant to this Section 8.01(e)(iv) will be held to satisfy ASI’s obligations pursuant to this Section 8.01(e) (including the timely payment of COBRA Premiums and payments required pursuant to Section 8.01(e)) until the date that is 6 months after the date on which the last Covered Participant ceases to be covered under any Ferro COBRA Plans, at which time the balance of the COBRA Escrow Account will be released to ASI. If ASI fails to timely satisfy any of its payment obligations pursuant to Section 8.01(e), Ferro shall have the right, upon three Business Days’ advance written notice to ASI and the Escrow Agent, to withdraw an amount equal to the amount of such late payment from the COBRA Escrow Account, unless within such three Business Day period, ASI tenders to Ferro and the Escrow Agent written proof of payment of such alleged late payments. Within ten days following the date of any withdrawal by Ferro pursuant to this Section 8.01(e), ASI shall deposit the amount of such withdrawal into the COBRA Escrow Account. If at any time following a withdrawal from the COBRA Escrow Account Ferro receives a payment from ASI in satisfaction of the payment obligation giving rise to such withdrawal, Ferro shall either (A) refund such payment to ASI if ASI has already deposited an equal amount in the COBRA Escrow Account, or (B) deposit such payment in the COBRA Escrow Account on behalf of ASI if ASI has not deposited an equal amount in the COBRA Escrow Account. Ferro shall maintain, on its current terms, its stop loss insurance coverage for the Ferro COBRA Plans through the last day of the Initial COBRA Period. After the Initial COBRA Period, Ferro shall use commercially reasonable efforts to maintain its stop loss insurance on its current terms (provided Ferro is not required to incur any out-of-pocket expenses or pay any increased premium) and shall give ASI written notice of any change in such stop loss insurance coverage no later than 30 days prior to the end of the Initial COBRA Period.
(xxiv)    (A) As soon as reasonably practicable after March 15, 2015, Ferro shall send a statement to ASI showing all Plan Expenses incurred with respect to Covered Participants for the Initial COBRA Period (and that have been submitted to the Ferro COBRA Plans) (the “Initial Plan Expenses”) and all amounts paid by ASI to Ferro pursuant to Sections 8.01(e)(iii) and (iv) for the Initial COBRA Period (the “Initial Payments”). If the Initial Plan Expenses exceed the Initial Payments, ASI shall, within 30 days of receiving such statement from Ferro, pay to Ferro a lump sum cash payment equal to the amount by which the Initial Plan Expenses exceed the Initial Payments. If the Initial Payments exceed the Initial Plan Expenses, Ferro shall, within 30 days of providing such statement to ASI, pay to ASI a lump sum cash payment equal to the amount by which the Initial Payments exceed the Initial Plan Expenses.
(xxv)    As soon as reasonably practicable after July 31, 2015, Ferro shall send a statement to ASI showing (1) all Plan Expenses incurred with respect to Covered Participants for the Initial COBRA Period (that were not included in the Initial Plan Expenses) and for the period from January 1, 2015 through June 30, 2015 (and that have been submitted to the Ferro COBRA Plans) (the “Interim Plan Expenses”) and (2) (I) all amounts paid by ASI to Ferro pursuant to Section 8.01(e)(iv) for the period from the Closing Date through June 30, 2015 (to the extent not included in the

Initial Payments), and (II) all amounts paid by ASI to Ferro pursuant to Section 8.01(e)(v) for the period from January 1, 2015 through June 30, 2015, and (III) all COBRA Premiums paid by the Covered Participants for the period from January 1, 2015 through June 30, 2015 (together, clauses (I), (II), and (III), the “Interim Payments”). If the Interim Plan Expenses exceed the Interim Payments, ASI shall, within 30 days of receiving such statement from Ferro, pay to Ferro a lump sum cash payment equal to the amount by which the Interim Plan Expenses exceed the Interim Payments. If the Interim Payments exceed the Interim Plan Expenses, Ferro shall, within 30 days of providing such statement to ASI, pay to ASI a lump sum cash payment equal to the amount by which the Interim Payments exceed the Interim Plan Expenses.
(xxvi)    As soon as reasonably practicable after the 14 month anniversary of the date the last Covered Participant ceases to be covered under the Ferro COBRA Plans (the “COBRA End Date”), Ferro shall send a statement to ASI showing (1) all Plan Expenses incurred with respect to Covered Participants for all COBRA Years (that were not included in the Initial Plan Expenses or Interim Plan Expenses) (the “Final Plan Expenses”) and (2) (I) all amounts paid by ASI to Ferro pursuant to Section 8.01(e)(iv) for all COBRA Years (to the extent not included in the Initial Payments or Interim Payments), and (II) all amounts paid by ASI to Ferro pursuant to Section 8.01(e)(v) for the period from July 1, 2015 through the COBRA End Date, and (III) all COBRA Premiums paid by the Covered Participants for the period from July 1, 2015 through the COBRA End Date (together, clauses (I), (II), and (III), the “Final Payments”). If the Final Plan Expenses exceed the Final Payments, ASI shall, within 30 days of receiving such statement from Ferro, pay to Ferro a lump sum cash payment equal to the amount by which the Final Plan Expenses exceed the Final Payments. If the Final Payments exceed the Final Plan Expenses, Ferro shall, within 30 days of providing such statement to ASI, pay to ASI a lump sum cash payment equal to the amount by which the Final Payments exceed the Final Plan Expenses.
(xxvii)    If Ferro or the Ferro COBRA Plans incur any Plan Expenses related to a Covered Participant’s participation in the Ferro COBRA Plans with respect to a COBRA Year and such Plan Expenses were not included in the Initial Plan Expenses, Interim Plan Expenses, or Final Plan Expenses during the settlement processes described under clauses (A), (B), and (C), Ferro shall send a statement of such Plan Expenses to ASI as soon as practicable after Ferro receives a statement of such Plan Expenses, and ASI shall pay to Ferro an amount equal to such Plan Expenses within 30 days of receiving the statement from Ferro.
(xxviii)    Under this Section 8.01(e), a claim will be deemed “incurred” on the date that treatment or services are provided for purposes of health care benefits under the Ferro COBRA Plans.
(xxix)    Notwithstanding any provision of this Agreement to the contrary, (A) this Section 8.01(e) applies only to Transferred Employees and Union Employees in the United States who would otherwise be entitled to COBRA coverage in connection with the Closing, and (B) this Section 8.01(e)(i)-(viii) does not apply to Transferred Employees described in Section 8.01(a) who become Transferred Employees after December 31, 2014, and ASI shall cause its medical, dental, and vision plans to cover the Transferred Employees described in this clause (B) and their spouses and dependents effective on the date such Employee becomes a Transferred Employee.
(h)    Cooperation. The Parties agree to furnish each other with such information concerning Transferred Employees’, Union Employees’ and Transferred Spain Employees’ payroll and benefit plans, subject to the other terms of this Agreement (including confidentiality and privacy considerations under the Health Insurance Portability and Accountability Act of 1996, as amended), and to take all such other action, as is reasonably necessary and appropriate to effect the transactions contemplated by this Section 8.01. The Parties agree to enter into a mutual agreed upon Business Associate Agreement or similar agreement to facility the sharing of protected health information.

(i)    Buyers’ Indemnity. Subject to Section 8.01(e), Buyers agree to indemnify and hold harmless the Seller Indemnified Persons from and against any Liability or Loss suffered, paid or incurred by any Seller Indemnified Person in relation to the wages, salaries, remuneration, compensation or any other benefits to the extent arising out of either Buyer’s employment after the Closing Date of any Transferred Employee, Transferred Ferro Spain Employee or Union Employee and payable to or accrued by them in connection therewith on or after the Closing Date, including annual leave, long service leave, sick leave and any entitlement to severance or redundancy payments. Except as explicitly provided for in this Article VIII or in the calculation of Closing Working Capital, Buyers shall not be responsible for any Liability or Loss suffered, paid or incurred by any Seller Indemnified Person in relation to a Seller’s employment prior to the Closing of any Transferred Employee, Transferred Ferro Spain Employee or Union Employee in relation to the wages, salaries, remuneration, compensation, severance pay or any other benefits to the extent such salaries, remuneration, compensation, severance pay or any other benefits are earned, accrued and/or payable as of the Closing. For the avoidance of doubt, (i) Buyers shall not be responsible for any Liability or Losses incurred by Sellers relating to the payments described in Section 8.01 (l) to the extent the amounts to make such payments were not paid by Sellers as required by Section 8.01(l) and (ii) Buyers shall not be responsible for any Liabilities or Losses incurred by Sellers relating to any severance payments relating to a Transferred Employee’s pre-Closing employment with a Seller to the extent such employee’s separation from service was other than a nonvoluntary termination by ASI or its Affiliates.
(j)    No Right to Employment. Nothing herein expressed or implied will confer upon any Employee any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.
(k)    No Third Party Beneficiary. No provision in this Section 8.01 will (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of either Seller, either Buyer or any other Person, other than the Parties hereto and their respective successors and permitted assigns, (ii) constitute or create, or be deemed to constitute or create, an employment agreement or (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Sellers or any of their respective Affiliates.
(l)    U.S. W-2 Preparation/Non-Successor Employer. Ferro agrees, pursuant to the standard procedure in Revenue Procedure 2004-53, to perform all the reporting duties for the wages and other compensation it pays to Transferred Employees and Union Employees, including the filing of quarterly Forms 941 and the furnishing and filing of Forms W-2 and W-3. Ferro agrees to furnish Forms W-2 to Transferred Employees and Union Employees, reporting wages and other compensation paid by Ferro to the respective Transferred Employees and Union Employees. Following December 31, 2014, ASI agrees to perform all the reporting duties for the wages and other compensation it pays to Transferred Employees and Union Employees, including the filing of quarterly Forms 941 and the furnishing and filing of Forms W-2 and W-3. ASI agrees to furnish Forms W-2, reporting wages and other compensation paid by ASI to the respective Transferred Employees and Union Employees. Notwithstanding the foregoing and to the extent permissible under applicable Laws, ASI will function as a successor employer with respect to the Transferred Employees and Union Employees for purposes of the Federal Insurance Contributions Act, as codified at 26 U.S.C. 3101-3128, the Federal Unemployment Act, as codified at 26 U.S.C. Sections 3101-3311 and, to the extent ASI elects, any applicable state unemployment compensation Laws.
(m)    Spain Employees. The Parties acknowledge and agree that, in accordance with the provisions of article 44 of Legislative Royal Decree 1/1995, (approving the rewritten text of the Workers' Statute Law of Spain), on the Closing Date, as a result of the transactions contemplated by this Agreement, ASI Spain will subrogate in the legal rights and obligations arising from the employment relationships undertaken by Ferro Spain in relation to Ferro Spain's Employees who are employed in connection with the Specialty Plastics Business on the Closing Date (the "Transferred Ferro Spain Employees"). No less than 10 Business Days prior to the reasonably anticipated Closing Date, Ferro Spain will provide to the Transferred Ferro Spain Employees’ legal representatives with the information required in article 44.6 of the Workers' Statute Law.

(n)    Incentive Plan Payments.
(xxv)    Subject to Buyers receiving sufficient funds from Ferro to make the payments provided for in this Section 8.01(l), upon the later of (A) the date on which bonuses earned under Ferro’s Annual Incentive Plan (the “AIP”) and U.S. Incentive Plan (the “USIP”) for calendar year 2014, if any, generally are paid to eligible employees of Sellers who are not Transferred Employees or Union Employees and (B) the date on which Buyer receives written notice, Buyer will pay (subject to applicable withholding by Buyer and payment by Buyer of any applicable payroll taxes) to the Transferred Employees and Union Employees who remain employed by Buyer or any of its Affiliates as of December 31, 2014, or who have retired between the Closing Date and December 31, 2014, the 2014 bonus amounts, if any, earned by such Transferred Employees or Union Employees under the AIP and the USIP for calendar year 2014, as calculated pursuant to this Section 8.01(l), in each case as determined by Ferro in its sole and absolute discretion.
(xxvi)    The bonus amounts payable to each eligible Transferred Employee and Union Employee under the AIP will be equal to the 2014 AIP payment such Transferred Employee and Union Employee would have received, if any, if such Person remained an employee of a Seller (and had not become a Transferred Employee or employee of a Buyer), multiplied by a fraction, the numerator of which is the number of days from January 1, 2014 to the Closing Date and the denominator of which is 365.
(xxvii)    The bonus amounts payable to each eligible Transferred Employee and Union Employees under the USIP will be equal to the sum of: (i) the site-specific performance amount payable to such Transferred Employee or Union Employee as of the Closing Date, plus (ii) 100% of such Transferred Employee’s or Union Employee’s 2014 corporate performance amount multiplied by a fraction, the numerator of which is the number of days from January 1, 2014 to the Closing Date and the denominator of which is 365.
(o)    Conflict. With respect to the Union Employees, to the extent that any provision of Section 8.01 of this Agreement conflicts with the terms of the collective bargaining agreements agreed to by ASI and the unions (the “Amended Collective Bargaining Agreements”), the terms of the Amended Collective Bargaining Agreements shall control.
Section 8.02    Labor Matters.
(c)    Collective Bargaining Agreements.
(i)    At or prior to the Closing and effective as of the Closing Date, subject to ASI’s pre-employment screening and drug testing, (except in countries where such testing is not legally permissible), ASI will extend offers of employment to all Union Employees pursuant to the terms of the Amended Collective Bargaining Agreements with respect to Ferro’s unionized employees of the Specialty Plastics Business (each a “Union Employee”). Notwithstanding any provision of Section 8.01 to the contrary, Buyer will hire all Union Employees and the Amended Collective Bargaining Agreements will govern the terms and conditions (including compensation and benefits) of Buyer’s employment of the applicable Union Employees.
(ii)    Prior to or at the closing of the transaction between Ferro and ASI contemplated by the APA, ASI will extend offers of employment to all then-current employees employed at the Plant in the Bargaining Unit, subject to each employee’s successful completion of ASI’s regular pre-hire processes, which include a background check and 10-panel drug test.  If prior to the closing of the transaction contemplated by the APA, a Bargaining Unit employee self-identifies to Ferro that he/she would not successfully pass ASI’s pre-hire drug test, ASI will extend a conditional offer of employment to that employee conditioned on the employee’s agreement to participate in, participation in, and successful completion of, an appropriate substance abuse program.  The abbreviated hiring process set forth herein shall only apply to ASI’s initial offer of employment to Bargaining Unit employees incident to the transaction contemplated by the APA.  ASI’s regular hiring practices shall apply at all times thereafter.
(d)    Multiemployer Plan. Ferro will be responsible for any liability incurred under Section 4201 of ERISA, including without limitation any withdrawal liability, as a result of Ferro withdrawing from the National Integrated Group Pension Plan (the “Union Pension Plan”) or any other Multiemployer Plan or Multiple Employer Plan pursuant to which Ferro contributed on behalf of the Union Employees (the “Withdrawal Liability”). Ferro’s responsibility for any such Withdrawal Liability shall survive the Closing and continue thereafter for so long as any claim of such Withdrawal Liability may be asserted.
(e)    Effects Bargaining. Prior to the Closing Date, Ferro will engage in good faith bargaining with the representatives of the Union Employees as to the effects of the transactions contemplated by this Agreement, to the extent required and permitted by applicable Law; provided, however, Ferro agrees that any agreement entered into as a result of any such effects bargaining shall impose no obligation or Liability on a Buyer either prior to or at any time after Closing.
(f)    Notifications. Sellers will use commercially reasonable efforts to take, or cause to be taken, any and all actions in connection with any required notification to, or any required consultation with, the employees, employee representatives, work councils, unions, labor boards and relevant Governmental Authorities concerning the transactions contemplated by this Agreement with respect to Transferred Employees and Union Employees, and Buyers will reasonably cooperate with Sellers in connection with the foregoing.
Section 8.03    Workers’ Compensation.
(a)    Subject to the terms of this Section 8.03, Sellers will be responsible for the entire cost and expense of all workers’ compensation claims made by Transferred Employees and Union Employees at any time with respect to injuries or conditions with a clearly identifiable occurrence date occurring before the Closing Date. Subject to the terms of this Section 8.03, Buyers will be solely responsible for the entire cost and expense of all workers’ compensation claims made by Transferred Employees and Union Employees with respect to injuries or conditions with a clearly identifiable occurrence date occurring after the Closing Date.
(b)    With respect to injuries or conditions without a clearly identifiable occurrence date, the Parties will share responsibility as follows: (i) Sellers will be responsible for the entire cost and expense of all such workers’ compensation claims relating to an event or condition where the first claim with respect to such event or condition is made within 60 days after the Closing Date and that is not covered by Buyers’ insurance and (ii) Buyers will be solely responsible for the entire cost and expense of all such workers’ compensation claims relating to an event or condition where the first claim with respect to such event or condition is made more than 60 days after the Closing Date.
ARTICLE IX

OTHER COVENANTS
Section 9.01    Conduct of Business Prior to the Closing. From the date of this Agreement until the Closing, except as otherwise provided in this Agreement or consented to in writing by ASI, Sellers will operate or cause the Specialty Plastics Business to be operated in the ordinary course consistent in all material respects with past practice, and each Seller will use its commercially reasonable efforts to keep available to Sellers the services of its Employees and preserve for Sellers its relationships with suppliers and customers of the Specialty Plastics Business. Without limiting the generality of the foregoing, from the date of this Agreement until the Closing:

(g)    Sellers shall (i) maintain the Sold Assets in good repair, working order and condition, reasonable wear and tear excepted; (ii) maintain its books of account and records in the usual and ordinary manner; (iii) comply in all material respects with all applicable Laws, including maintaining all Permits in full force and effect; (iv) maintain its present insurance in full force and effect, with policy limits and scope of coverage not less than is now provided by its present insurance; (v) pay all accounts payable and other obligations (including Taxes) on a basis consistent with the practices of the Specialty Plastics Business as of the date hereof; (vi) maintain its system of internal accounting controls.
(h)    Without the prior written consent of ASI (which consent shall not be unreasonably delayed, conditioned or withheld), Sellers shall not (i) waive, amend, supplement, terminate or cancel any Sold Contract or relinquish any rights thereunder other than in the ordinary course of business consistent with past practice; (ii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money; (iii) sell, assign, transfer, lease or otherwise dispose of any of the Sold Assets, other than the sale of inventory in the ordinary course of business consistent with past practice; (iv) grant to its Employees any increases in compensation or benefits, other than in the ordinary course of business consistent with past practice; (v) enter into any employment agreement with any individual with regard to the Specialty Plastics Business; (vi) materially modify the terms of employment of any Employee individually or the Employees as a whole; (vii) mortgage, pledge or encumber any material portion of the Sold Assets; (viii) acquire any assets outside of the ordinary course of business consistent with past practice; (ix) amend, modify or otherwise change the terms of any existing agreement to accelerate the payments due thereunder or accelerate the collection of any Accounts Receivable, other than in the ordinary course of business; (x) delay the payments of any accounts payable, other than in the ordinary course of business; and (xi) enter into any agreement to do any of the foregoing
(i)    Sellers will provide Buyers’ employees, agents and authorized representatives with reasonable access (subject to applicable Foreign Competition/Investment Law) during normal business hours upon reasonable advance written notice to the Facilities and to the documents books and records relating to the Specialty Plastics Business, to the extent necessary to enable Buyers to make a thorough investigation of the Specialty Plastics Business, to make a physical examination of the Sold Assets, to conduct reasonable environmental examinations (except that neither Buyer nor any of their respective representatives may conduct any environmental sampling or testing without the prior written consent of Ferro), and to examine documents, books and records; provided that such access does not interfere in any material respect with such Seller’s normal business operations.
Section 9.02    Governmental Approvals and Consents. Each Party will, as promptly as possible, use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Agreements. Each Party will cooperate fully with the other Parties and their respective Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The Parties will not willfully take any action that would be reasonably likely to have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. The Parties agree to cause to be made all appropriate filings under any applicable Foreign Competition/Investment Law as soon as is reasonably practicable following the date of this Agreement. The Parties will consult and cooperate with one another, and consider in good faith the views of one another in connection with, and provide to each other in advance, subject to the applicable Foreign Competition/Investment Law, any analyses, appearances, presentations, correspondence, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with, any Proceedings under or relating to any applicable Foreign Competition/Investment Law. Each Party agrees to furnish the others (or their respective outside counsel, consistent with applicable Foreign Competition/Investment Laws), with copies of all documents and correspondence (i) prepared by or on behalf of such Party for submission to any Governmental Authority and (ii) received by or on behalf of such Party from any Governmental Authority, in each case in connection with the transactions contemplated by this Agreement.

Section 9.03    Access to Books and Records; Cooperation.
(a)    Each Buyer agrees that it will, and will cause its Affiliates to, preserve and keep all pre-Closing records of each Seller in its possession, as applicable, for a period of seven years commencing on the Closing Date. Each Seller agrees that it will preserve and keep all records held by it relating to the Specialty Plastics Business for a period of seven years commencing on the Closing Date. Each Party will make, or cause its Affiliates to make, such records and personnel available to the other Parties and their Affiliates as may be reasonably required in connection with any insurance claims by, Proceedings against (other than Proceedings by a Buyer or any of its Affiliates against Sellers or any of their respective Affiliates or vice versa) or governmental investigations involving, Buyers, Sellers or any of their respective Affiliates or in order to enable Buyers, Sellers or any of their respective Affiliates to comply with their respective obligations under this Agreement and the Ancillary Agreements. If a Buyer, a Seller, or any of their respective Affiliates wishes to destroy (or permit to be destroyed) such records prior to the end of the seven year period described above (in the case of a Buyer and its Affiliates) or prior to the applicable date(s) set forth in the established records retention policies of Sellers (in the case of either Seller), such Party will first give 90 calendar days prior written notice to the other Party, and the other Party will have the right at its option and expense, upon prior written notice given to the Party wishing to destroy such records within that ninety-day period, to take possession of the records within 180 calendar days after the date of such notice.
(b)    Nothing in this Agreement will impose obligations on any Party or its counsel, accountants or other authorized representatives that (i) could reasonably be expected by such Party to cause it to be in breach of any duty of confidence or any other duty or obligation under applicable Law (including Laws affecting privacy, personal information and the collection, handling, storage, processing, use or disclosure of data), or (ii) would result in a loss of attorney-client privilege with respect to such information.
Section 9.04    Non-Competition and Non-Solicitation.
(a)    Neither of the Sellers nor any of their respective Affiliates will, directly or indirectly, during the two-year period commencing on the Closing Date (the “Restricted Period”, (i) engage anywhere in the world in any business that competes with the Specialty Plastics Business or (ii) employ or solicit for employment any Transferred Employee or Union Employee at any time during the two-year period following the Closing Date; except that it will not be deemed to be a breach of the foregoing for either of the Sellers or any of their respective Affiliates to hire any such individual who, at the time of the initial contact with such Seller or Affiliate regarding employment after the Closing Date, is (A) responding to a general advertisement or other non-directed search inquiry or (B) no longer employed by a Buyer.
(b)    Notwithstanding anything to the contrary in Section 9.04(a), (i) the operation, performance and development by Ferro and its Affiliates of the Retained Businesses will not be a violation of Section 9.04(a), and (ii) the acquisition by Sellers or any of their respective Affiliates following the Closing of a Person engaged in the Specialty Plastics Business will not be a violation of Section 9.04(a), provided that the business of the acquired Person otherwise prohibited by Section 9.04(a) (the “Prohibited Business”) represents less than the lesser of $15,000,000 of consolidated gross sales for such Person’s most recent completed fiscal year or 10% of such Person’s consolidated gross sales for its most recent completed fiscal year, and further provided that, promptly upon executing a definitive agreement in connection with its acquisition of a Prohibited Business (regardless of whether or not the closing of the acquisition occurs simultaneously with the execution of the definitive agreement), Ferro will notify ASI of the acquisition in writing (an “Acquisition Notice”) and provide ASI with reasonable access (subject to confidentiality restrictions) to information regarding the Prohibited Business for a period of 90 days following the delivery of an Acquisition Notice. During such 90-day period, ASI will have the exclusive right to make an offer to acquire the Prohibited Business from Sellers or their Affiliates, and if ASI elects to make such an offer, Sellers will negotiate in good faith with ASI in an attempt to reach a definitive agreement for ASI’s acquisition of the Prohibited Business. If ASI fails to make an offer to acquire the Prohibited Business within the foregoing 90-day period, or if, following delivery of an Acquisition Notice to ASI, Sellers or their Affiliates do not acquire the Prohibited Business for any reason, Sellers’ obligation to negotiate in good faith with ASI pursuant to this Section 9.02 will be void. If ASI makes an offer to acquire the Prohibited Business but Sellers and ASI are unable to reach a definitive agreement for such acquisition, Sellers and their Affiliates must divest the Prohibited Business within one year of the date on which the good faith negotiations described in this Section 9.02 are terminated in writing, provided that if the Restricted Period expires prior to the expiration of the foregoing one-year period, Sellers will have no obligation to divest the Prohibited Business pursuant to this Section 9.02(b).
(c)    Neither Buyer nor any of their respective Affiliates will, directly or indirectly during the six-month period commencing on the Closing Date, employ, solicit for employment or enter into any consulting or similar arrangement or agreement with any employee of either Seller that is not a Transferred Employee or Union Employee; except that it will not be deemed to be a breach of the foregoing for a Buyer or any of its Affiliates to hire any such individual who, at the time of the initial contact with such Buyer or any of its Affiliates regarding employment after the Closing Date, is (A) responding to a general advertisement or other non-directed search inquiry or (B) no longer employed by a Seller.
(d)    The Parties agree that the covenants set forth in this Section 9.04 impose a reasonable restraint on the Parties in light of the activities and business of the Parties on the date of the execution of this Agreement and the current plans of the Parties.
Section 9.05    Severability; Reformation. The covenants in this Article IX are severable and separate, and the unenforceability of any specific covenant will not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction will determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the Parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and the Agreement will thereby be reformed.
Section 9.06    Materiality. The Parties agree that the covenants set forth in this Article IX are a material and substantial part of the transactions contemplated by this Agreement, and are supported by adequate consideration.
Section 9.07    Corporate Names; License.
(a)    Buyers acknowledge that all right, title and interest in and to the names or designs “Ferro” and Ferro’s “Check-in-a-Circle” logo, together with all confusingly similar variations, derivations and abbreviations thereof, any trademarks, trade names, brand marks, brand names, trade dress, logos, URLs, websites and domain names relating to such names and any other identifiers of source containing or incorporating the foregoing (the “Retained Names and Marks”), are owned exclusively by Ferro, and, except as set forth in this Section 9.07, each Buyer further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks. Subject to the License set forth in Section 9.07(b), as soon as reasonably practicable after the Closing Date, Buyers will remove or cover the Retained Names and Marks from all signs, billboards, advertising materials, telephone listings, labels, stationery, office forms, packaging or other materials included in the Sold Assets. After that time, Buyers will not use, or permit any of their respective Affiliates to use, the Retained Names and Marks for any purpose.
(b)    Subject to the restrictions, terms and conditions of this Agreement, Ferro grants to ASI a limited, personal, non-exclusive, non-transferable, royalty-free right and license (the “License”) to use the Intellectual Property set forth in Schedule 9.07(b) (the “Licensed Marks”) anywhere in the world in connection with the advertisement, promotion, manufacture and distribution of the products of the Specialty Plastics Business. ASI will have no right to sublicense the Licensed Marks (except to wholly owned Affiliates), and any use of the Licensed Marks by ASI (or its Affiliates) will inure to the benefit of Ferro. The term of the License commences on the Closing Date and will continue (unless earlier terminated pursuant to this Section 9.07) for five years thereafter, at which point the License will terminate automatically. Upon termination of the License for any reason, ASI will have no further right or license to use the Licensed Marks for any purpose. Beginning on the Closing Date, ASI will use commercially reasonable efforts to conclude its use of the Licensed Marks as soon as is reasonably possible prior to the expiration of the foregoing five-year term. For as long as this License is in effect, ASI will use the Licensed Marks only in connection with the products of the Specialty Plastics Business, and ASI will not conduct the Specialty Plastics Business or use the Licensed Marks in any way that would bring discredit upon the Licensed IP or cause Ferro’s ownership of the Licensed Marks or the goodwill associated with the Licensed Marks to be impaired, reduced or otherwise adversely affected. If ASI violates any of the restrictions set forth in this Section 9.07(b), Ferro will have the right to terminate the License effective immediately upon written notice to ASI.
Section 9.08    Further Actions. Each of the Parties will use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do or cause to be done all things necessary, proper or advisable under applicable Law or otherwise, and execute and deliver such documents and other papers as may be reasonably required or advisable, to satisfy the conditions set forth in Article X and to consummate the transactions contemplated by this Agreement.
Section 9.09    Wrong Pocket. If any Party receives any payment after the Closing for any product or service sold by or on behalf of the other Parties or in satisfaction of any receivable or similar obligation that is a Sold Asset (in the case of Seller) or Excluded Asset (in the case of Buyers), then such Party will promptly remit such funds to the appropriate other Party. Nothing in this Section 9.09 will impose any duty or obligation of any of the Parties to collect any payments or amounts for the other Parties.
Section 9.10    Bulk Transfer Laws. Buyers and Sellers hereby waive compliance with any bulk transfer Laws applicable to the transactions contemplated by this Agreement.
Section 9.11    Confidentiality.
(d)    Sellers, for and on behalf of their Affiliates, hereby confirm and agree that, with respect to any information known to, or directly or indirectly possessed by or on behalf of Sellers or their Affiliates, whether before, on or after the date hereof, that relates to the Specialty Plastics Business, Sellers will keep and maintain such information as confidential and shall not use or disclose such information in any manner whatsoever; provided, this confidentiality covenant shall not restrict Sellers from disclosing such information if (i) compelled to disclose such confidential information by judicial or administrative process or, upon the advice of its legal counsel, as required by any applicable Law or regulation (including the regulations of the New York Stock Exchange), and in any such event, Sellers shall, to the extent practicable, give Buyers prompt written notice of any such requirement prior to any such disclosure, and may disclose to any third party requiring disclosure only the part of such confidential information that is compelled or required by Law or regulation to be disclosed, (ii) such confidential information is generally available to the public through no improper action of Sellers or any of their Affiliates or (iii) such confidential information is publicly disclosed by Buyers or their respective Affiliates.
(e)    Buyers, for and on behalf of their respective Affiliates, hereby confirm and agrees that, with respect to any information directly or indirectly furnished by or on behalf of either Seller, whether before, on or after the date hereof, that does not relate to the Specialty Plastics Business, Buyers and their respective Affiliates will continue to be bound by the terms of the Confidentiality Agreement relating to such information following the Closing Date.
(f)    Sellers understand and agree that the confidential information and trade secrets related to the Specialty Plastics Business would cause irreparable damage to Buyers and their respective Affiliates if disclosed to a competitor or made available to any other Person, and that such information is held by Sellers in confidence. Sellers acknowledge and agree that, without the posting of a bond, Buyers shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach or threatened breach of the provisions of this Section 9.11, in addition to all other remedies available at law or in equity.
Section 9.12    Public Announcements. Prior to the Closing Date, unless otherwise required by applicable Law or by any applicable listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, no Party will make any public announcements concerning this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media without the prior written consent of the other Parties (which consent will not be unreasonably withheld or delayed), and the Parties will cooperate as to the timing and contents of any such announcement, provided that nothing in this Section 9.12 will restrict each Party’s ability to communicate directly with Employees. Notwithstanding anything else provided in this Section 9.12, the Parties shall be under no restrictions with respect the republication of any information previously publicly disclosed by any Party pursuant to this Section 9.12.
Section 9.13    Product Warranties. After the Closing, Buyers will honor for Sellers’ account and at Sellers’ expense (limited only to refund or replacement), for products of the Specialty Plastics Business manufactured and shipped by Sellers prior to the Closing Date, those warranty claims made in accordance with the written warranties given by Sellers to the purchasers of such products; except that in the event that any such warranty claim is expected to exceed $50,000, the replacement of the product or refund must be approved in advance by Ferro. Buyers will make available for inspection by Sellers upon reasonable notice all records relating to the need for such work and the cost of performing such work. Buyers will promptly notify Sellers in writing of any warranty claim which Buyers expect, in good faith, to cost more than $50,000. If Sellers do not respond in writing within ten days after receipt of Buyers’ notice or Sellers’ deny liability for such claim, Buyers shall have no obligation to honor such warranty claim; provided, however, Buyers may elect to honor or deny such claim without prejudicing any of their rights or obligations under this Section 9.13 to reimbursement of any validly honored warranty claim.
Section 9.14    Removal of Excluded Assets. As soon as practical following the Closing Date, Sellers shall, at their sole cost and expense, remove all the Excluded Assets, if any, from the Facilities, and Buyers will provide Sellers with reasonable access during normal operating hours to all of the applicable Facilities for the purpose of such removal.
Section 9.15    No Solicitation of Offers. From the date of this Agreement until the termination of this Agreement pursuant to Article XII, neither Seller nor their Affiliates will, directly or indirectly, through any representative or otherwise, solicit, entertain any offers from, or negotiate or enter into an agreement with any Person other than Buyers and their respective Affiliates with respect to the sale, transfer or other conveyance of a material portion of the Sold Assets (a “Sale”). For the avoidance of doubt, any transaction to acquire voting control of Ferro or substantially all of the assets of Ferro (including by merger) will not constitute a Sale; provided that no such transaction shall affect the validity of this Agreement. If either Seller receives any offer, proposal or inquiry regarding a Sale, such Seller will promptly provide notice of such offer, proposal or inquiry to ASI.
Section 9.16    Environmental Insurance.
(a)    At the Closing, Ferro will assign the Environmental Insurance Policy to ASI subject to the consent of the insurer thereunder, with ASI as the named insured and Ferro as an additional insured. Buyers covenant and agree that, with respect to any Liability subject to indemnification by Sellers pursuant to Article XI, Buyer shall first use commercially reasonable efforts to obtain recovery under the Environmental Insurance Policy, to the extent of coverage. During the period that Buyers are pursuing recovery under the Environmental Insurance Policy, Sellers will be entitled, at their own cost and expense, to participate in, but not control, such pursuit of recovery. If, in Sellers’ view, the carrier of the Environmental Insurance Policy wrongly fails to defend or indemnify Buyers under the Environmental Insurance Policy to the detriment of Sellers, Buyers will (i) take all commercially reasonable steps necessary to allow Sellers to seek recovery from such insurer on behalf of, in the right of or in the name of Buyers, or to the extent permitted by Law, to transfer to Sellers their rights to such recovery or indemnification, and (ii) cooperate and cause their respective Affiliates to cooperate in the pursuit of recovery from such insurer and will furnish, or cause to be furnished, to Sellers such documents records and information as may be reasonably requested in connection with such efforts.

(b)    In addition to their obligations pursuant to Section 11.05, Buyers covenant and agree to (a) use commercially reasonable efforts to refrain from engaging in any act that invalidates coverage under the Environmental Insurance Policy, (b) provide Sellers with prior written notice of any contemplated act that would be reasonably likely to invalidate coverage under the Environmental Insurance Policy, (c) prior to undertaking any act that would be reasonably likely to invalidate coverage under the Environmental Insurance Policy, provide Sellers with a reasonable opportunity to discuss alternatives to such act with Buyers, or (d) prior to taking any action under Section 11.05 that Buyers believe is required by Environmental Law or in response to any third-party Proceeding, provide Sellers with reasonable opportunity to discuss and approve in writing Buyers’ determination (which approval shall not be unreasonably withheld or delayed), including its bases therefor; provided, however, that Buyers will not be responsible for any loss of coverage or determination under this Section 9.16 or under Section 11.05 resulting from a reasonable, good faith belief that a proposed action would not impair coverage or is required by Environmental Law or in response to any third-party Proceeding, as applicable, which belief could, but need not, be based on an opinion of counsel.
ARTICLE X
CLOSING CONDITIONS
Section 10.01    Conditions to Obligations of All Parties. Each Party’s obligation to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or prior to the Closing, of each of the following conditions:
(c)    All applicable waiting periods under Foreign Competition/Investment Laws relating to the transactions contemplated by this Agreement must have expired or been terminated.
(d)    No Governmental Authority will have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following their completion. No Proceeding shall be pending which, if sustained, would enjoin or prevent the consummation of the transactions contemplated by this Agreement or materially affect Buyers’ right to carry on the Specialty Plastics Business as currently conducted.
Section 10.02    Conditions to the Obligation of each Buyers. Each Buyer’s obligation to consummate the transactions contemplated by this Agreement is subject to the fulfillment or such Buyer’s waiver, at or prior to the Closing, of each of the following conditions:
(c)    The representations and warranties of Ferro contained in Article V must be true and correct in all material respects (provided that any such representation or warranty that is subject to a materiality or material adverse effect qualification will not be so qualified for purposes of determining any breach thereof on the part of Ferro under this Section 10.02(a)) as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which must be true and correct as of that specified date).
(d)    Each Seller must have duly performed and complied in all material respects with all agreements and covenants required by this Agreement and each of the other Ancillary Agreements to be performed or complied with by it prior to or on the Closing Date.
(e)    Each Seller must have delivered to Buyers duly executed counterparts to the Ancillary Agreements to which it is a party.
(f)    Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(g)    Sellers must have obtained the approvals, consents and waivers listed on Schedule 4.02(o).
Section 10.03    Conditions to the Obligation of each Seller. Each Seller’s obligation to consummate the transactions contemplated by this Agreement is subject to the fulfillment or such Seller’s waiver, at or prior to the Closing, of each of the following conditions:
(e)    The representations and warranties of Buyers contained in Article VI must be true and correct as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which must be true and correct as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyers’ ability to consummate the transactions contemplated by this Agreement.
(f)    Buyers must have duly performed and complied in all material respects with all agreements and covenants required by this Agreement and each of the other Ancillary Agreements to be performed or complied with by it prior to or on the Closing Date.
(g)    Buyers must have delivered to Sellers the Purchase Price and duly executed counterparts to the Ancillary Agreements to which it each a party.
ARTICLE XI

SURVIVAL AND INDEMNIFICATION
Section 11.01    Indemnification by Sellers. From and after the Closing, Sellers, jointly and severally, agree to indemnify and hold the Buyer Indemnified Persons harmless from and against any and all Losses that any Buyer Indemnified Person actually suffers or incurs arising out of or resulting from:
(h)    any breach, inaccuracy or misrepresentation of any representation or warranty made by Ferro in Article V;
(i)    either Seller’s failure to perform any of its covenants or agreements contained in this Agreement; and
(j)    any Excluded Liabilities.
Section 11.02    Indemnification Limitations. Notwithstanding anything to the contrary contained in this Article XI, none of the Buyer Indemnified Persons will be entitled to recover from Ferro pursuant to Section 11.01(a) or, with regard to Facility Environmental Liabilities only, pursuant to Section 11.01(b) or (c): (a) unless the total of all Losses which are indemnifiable pursuant to Section 11.01(a) (or, with regard to Facility Environmental Liabilities only, pursuant to Section 11.01(b) or (c)) exceeds $875,000 (the “Basket”), in which event the Buyer Indemnified Persons will be entitled to indemnification only for such Losses (including any deductible incurred under the Environmental Insurance Policy) in excess of the Basket, and (b) in the aggregate, more than $9,100,000 (the “Cap”), provided that the Cap will be reduced by the amount of any recovery by Buyers under the Environmental Insurance Policy in connection with “New Conditions” (as such term is defined in the Environmental Insurance Policy) not caused by Ferro or its Affiliates occurring after the Closing. Notwithstanding the foregoing, the Basket and Cap will not apply with respect to the representations and warranties set forth in Section 5.01 (Organization), Section 5.02 (Authorization; Enforceability), Section 5.11(a) and (c) (Title and Sufficiency), and only the first two sentences of Section 5.12 (Real Property). For the avoidance of doubt, in no event will any adjustment made pursuant to Section 3.02 apply toward or be counted against the Basket or Cap.

Section 11.03    Indemnification by Buyers. From and after the Closing, Buyers, jointly and severally, agree to indemnify and hold the Seller Indemnified Persons harmless from and against any and all Losses that any Seller Indemnified Person actually suffers or incurs arising out of or resulting from:
(a)    any breach, inaccuracy or misrepresentation of any representation or warranty of Buyers contained in Article VI;
(b)    either Buyer’s failure to perform any of its covenants or agreements contained in this Agreement;
(c)    any Assumed Liabilities; and
(d)    except for matters subject to indemnification by Sellers, each Buyer’s possession, ownership, use, operation and management of the Sold Assets after the Closing.
Section 11.04    Indemnification as Exclusive Remedy. The indemnification provided in this Article XI, subject to the limitations set forth herein, will be the sole and exclusive post-Closing remedy available to the Seller Indemnified Persons and the Buyer Indemnified Persons for money damages in connection with any Losses arising out of or resulting from this Agreement, the transactions contemplated hereby, or either Buyer’s ownership or operation of the Sold Assets, whether based in contract or tort; except that the provisions of this Section 11.04 will not prevent or limit a cause of action at Law or in equity (a) based upon any fraudulent or intentional misrepresentation of any representation or warranty of Ferro set forth in Article V or (b) under Section 13.14 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.
Section 11.05    Environmental Indemnification Exclusive Remedy and Limitations.
(c)    Except for Buyers’ right to seek indemnification for any Losses for which Sellers are obligated to indemnify Buyer Indemnified Persons pursuant to Section 11.01 or pursuant to the Spain Lease, each Buyer Indemnified Person waives any right, whether arising at law or in equity, to seek contribution, cost recovery, damages, or any other recourse or remedy from any Seller and any of their respective Affiliates, and releases Sellers and their respective Affiliates from any claim, demand or Liability, in each case with respect any Losses arising under or relating to any Environmental Laws (including any matter arising under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. and any other Environmental Laws); provided, however, nothing in this Section 11.05(a) shall prevent Buyers from asserting a Seller’s ownership, operations, actions or failure to act as a defense in any Proceeding. Buyers understand and agree that each Buyer Indemnified Person’s right to indemnification pursuant to Section 11.3 of the Spain Lease will constitute its sole and exclusive remedy against Sellers and their respective Affiliates with respect to Losses arising under or relating to any Environmental Laws relating to the Facility in Spain and the surrounding property and facilities, and each Buyer Indemnified Person waives any rights and claims under Section 11.01 of this Agreement for such matters.
(d)     None of the Buyer Indemnified Persons will conduct or allow other Persons (besides Ferro) to conduct any sampling or testing of the Environment with respect to the Sold Real Property or Leased Real Property after the Closing unless such sampling or testing is required by Environmental Laws or required to be conducted in response to any third party Proceeding or would not constitute a “Voluntary Site Investigation” as set forth in Endorsement No. 9 to the Environmental Insurance Policy, and Ferro will have no obligation to indemnify the Buyer Indemnified Persons with respect to the portion of Losses otherwise subject to indemnification under Section 11.01 to the extent arising from any Releases identified through any sampling or testing of the Environment after the Closing Date, unless such sampling or testing would not constitute a “Voluntary Site Investigation” as set forth in Endorsement No. 9 to the Environmental Insurance Policy or is required by Environmental Law or required to be conducted in response to any third-party Proceeding.

(e)    Except in a Proceeding seeking indemnification under Section 11.01, none of the Buyer Indemnified Persons will report or disclose any Releases at or from the Facilities to any Governmental Authority or third party or solicit or importune any Governmental Authority to require any Response Action, unless required under Environmental Laws or other Applicable Law or required to do so under the Environmental Insurance Policy.
(f)    Ferro’s obligation to indemnify the Buyer Indemnified Persons with respect to any Response Action otherwise subject to indemnification under Section 11.01 will be limited to the lowest cost Response Action required by Environmental Law assuming continued utilization of the Facilities for industrial uses as occurring and situated/configured at the time of Closing, and taking into account long-term operating and maintenance costs. Buyers will implement and, if requested by Ferro, accept, execute and record mutually agreeable (subject to the parameters set forth in this Section 11.05(d)) Land Use Covenants and Restrictions that would reduce Losses in connection with Ferro’s obligations to indemnify the Buyer Indemnified Persons under Section 11.01 with respect to any Response Actions, provided that such Land Use Covenants and Restrictions do not materially adversely affect the value of a Facility or materially interfere with the continued utilization of the Facilities for industrial uses as occurring and situated/configured as of the Closing.
(g)    Ferro will have no obligation to indemnify any Buyer Indemnified Persons under Section 11.01 with respect to the portion of Losses to the extent arising from (i) any Releases resulting from the introduction or addition of Hazardous Materials into the Environment after the Closing or (ii) any costs of removal, abatement or disposal of Hazardous Materials (including asbestos) within building materials or building structures in connection with any post-Closing demolition, maintenance or renovation at the Sold Real Property or Leased Real Property unless such removal, abatement or disposal is required by Environmental Law as of the Closing for the condition of such Hazardous Materials within building materials or building structures as operated and maintained as of Closing. For the avoidance of doubt, this Section 11.05(e) shall not affect any rights of the parties to pursue claims against the insurer under the Environmental Insurance Policy.
(h)    The Buyer Indemnified Persons will promptly notify Ferro in writing upon becoming aware of the need to conduct any Response Action that would be subject to indemnification under Section 11.01, and Ferro will have the right, in its sole discretion, to the extent Ferro acknowledges it will pay the costs of such Response Action, to control and conduct any such Response Action and any related communications with any Governmental Authorities or third parties; provided that Ferro will take commercially reasonable steps to avoid unreasonably interfering with Buyers’ operations at the relevant Facility; and provided further that Ferro will utilize environmental contractors reasonably acceptable to Buyers and provide Buyers with a reasonable opportunity to review and comment on any proposed Response Action prior to implementation and final drafts of documents prepared for submission to any Governmental authority or other third party prior to submittal (and will utilize good faith reasonable efforts to accommodate reasonable comments provided by Buyers).
(i)    The Buyer Indemnified Persons will provide all reasonable access during normal operating hours to all of the applicable Facilities, books and records as Ferro or its agents may reasonably request to complete such Response Action consistent with applicable Environmental Laws, including use of any wastewater treatment systems and utilities located at such Facility (subject to reimbursement by Ferro for the reasonable pro rata costs of Ferro's usage of such systems and utilities, and provided that such use does not unreasonably interfere with Buyers’ operations). Ferro will restore any structures or improvements damaged by such access at the Facilities to substantially the same condition or equivalent functionality as existed prior to the performance of the Response Action.
(j)    Section 11.05 (other than Section 11.05(a)) shall expire at the end of the Facility Environmental Period or the end of the coverage period of the Environmental Insurance Policy, whichever is later.

Section 11.06    Indemnification Calculations. The amount of any Losses for which indemnification is provided under this Article XI will be computed net of any insurance proceeds actually paid to the Indemnified Party in connection with such Losses. If an Indemnified Party receives insurance proceeds in connection with Losses for which it has received indemnification, such Party will refund to the Indemnifying Party the amount of such insurance proceeds when received, up to the amount of indemnification received.
Section 11.07    Survival. The representations and warranties contained in this Agreement and will survive the Closing Date until the 18-month anniversary of the Closing Date; except that (a) the representations and warranties set forth in Section 5.13 (Environmental Matters) and Section 5.15 (Employee Benefit Plans) will survive until the 5-year anniversary of the Closing Date, and (b) the representations and warranties set forth in Section 5.01 (Organization) and Section 5.02 (Authorization; Enforceability), Section 5.08 (Tax Matters), Section 5.11(a) (Title and Sufficiency), and only the first two sentences of Section 5.12 (Real Property) will expire as of the date that is 30 days following expiry of the applicable statute of limitations therefor. All other covenants and agreements contained in this Agreement to be performed following the Closing Date will survive the Closing Date in accordance with their terms, except that Buyers will have no right to, and hereby covenant and agree not to, make any claim under Section 11.01(b) or (c) relating to any Facility Environmental Liabilities following the expiration of the five-year period following the Closing Date (the “Facility Environmental Period”); provided, however, that, for the avoidance of doubt, this sentence shall not affect any rights of the Parties to pursue claims against the insurer under the Environmental Insurance Policy. The Facility Environmental Period will serve as a contractual statute of limitations for all indemnification claims under Section 11.01(b) or (c) relating to any Facility Environmental Liabilities. Any claim for indemnification not made by a Buyer Indemnified Person on or prior to the date of termination of the applicable survival period, including without limitation the Facility Environmental Period, will be irrevocably and unconditionally released and waived, whether or not a longer period would be permitted by applicable Law.
Section 11.08    Notice and Opportunity to Defend. If there occurs an event which a Party asserts is an indemnifiable event pursuant to Section 11.01 or Section 11.03, the Party or Parties seeking indemnification (the “Indemnified Party”) will promptly notify the other Party or Parties obligated to provide indemnification (the “Indemnifying Party”), which notice will specify the nature and basis of such claim and the amount thereof, to the extent known. If such event involves a claim or demand made by any Person (other than a Party or Affiliate of a Party) against the Indemnified Party (a “Third Party Claim”), the Indemnified Party will give such Indemnifying Party prompt written notice of the Third Party Claim (the “Claim Notice”), which Claim Notice will specify the nature and basis of the Third Party Claim and the amount thereof, to the extent known, and will be accompanied by copies of all relevant documentation with respect to the Third Party Claim, including any summons, complaint or other pleadings that may have been served, any written demand or any other relevant document or instrument; except that the failure to provide such prompt notice will not relieve the Indemnifying Party of its obligations hereunder unless such failure prejudices the Indemnifying Party hereunder. In the case of a Third Party Claim, the Indemnifying Party will be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party and, after notice from the Indemnifying Party to the Indemnified Party of such election so to assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof (unless an actual or potential conflict of interest will exist between the Indemnifying Party and the Indemnified Party, as reasonably determined by the Parties, in which case reasonable fees and expenses of separate counsel to the Indemnified Party will be included in the indemnified amount). The Indemnifying Party and the Indemnified Party agree to cooperate reasonably with each other and their respective counsel in connection with the defense, negotiation or settlement of any Third Party Claim. Notwithstanding anything else set forth in this Section 11.08 to the contrary, the Indemnified Party will at all times have the right to participate at its own expense in the defense of any Third Party Claim. If the Indemnifying Party assumes the defense of a Third Party Claim, no settlement or compromise thereof may be effected (i) by the Indemnifying Party without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed) unless the settlement involves money damages only and all such relief is paid or satisfied in full by the Indemnifying Party or (ii) by the Indemnified Party without the prior written consent of the Indemnifying Party. In no event will an Indemnifying Party be liable for any settlement effected without its prior written consent. Notwithstanding anything to contrary in this Article XI, for any taxable period or portion of a taxable period that ends after the Closing Date principally related to the Specialty Plastics Business; provided, Sellers shall be entitled to participate therein.
Section 11.09    Additional Limitations.
(g)    Except for Losses resulting from a Third Party Claim (which shall not be subject to this sentence), no Person will be entitled to indemnification under this Article XI for punitive damages, consequential, incidental, exemplary or special damages. Notwithstanding anything in this Agreement to the contrary, no Person will be entitled to be compensated more than once for the same Loss.
(h)    No Person will be entitled to recover any indemnification payment or other amounts due from any other Party hereunder by retaining and setting off the amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from such Party hereunder or under any document delivered pursuant hereto or in connection herewith, including any Ancillary Agreement.
Section 11.10    Subrogation. Nothing in this Agreement will limit or be construed to limit the right of each Seller to assert any claims, demands or rights by subrogation against any Person (other than a Buyer Indemnified Person) for any amounts paid or reimbursed in respect of Losses successfully asserted by a Buyer Indemnified Person pursuant to Section 11.01.
ARTICLE XII
TERMINATION
Section 12.01    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    By the mutual written consent of ASI and Ferro;
(b)    By ASI, by written notice to Ferro, if:
(i)    Buyers are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by a Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article X and such breach, inaccuracy or failure cannot be cured by Sellers by September 30, 2014 (the “Outside Date”); or
(ii)    any of the conditions set forth in Section 10.01 or Section 10.02 has not been fulfilled by the Outside Date, unless such failure is due to a Buyer’s failure to perform or comply with any of the covenants or agreements to be performed or complied with by it prior to the Closing pursuant to this Agreement;
(c)    by Ferro, by written notice to ASI, if:
(i)    Sellers are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by a Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article X and such breach, inaccuracy or failure cannot be cured by Buyers by the Outside Date; or
(ii)    any of the conditions set forth in Section 10.01 or Section 10.03 has not been fulfilled by the Outside Date, unless such failure is due to a Seller’s failure to perform or comply with any of the covenants or agreements to be performed or complied with by it prior to the Closing pursuant to this Agreement; or
(d)    by either ASI or Ferro, by written notice to the other, if:
(i)    there is any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or
(ii)    any Governmental Authority issues a final, non-appealable Governmental Order restraining or enjoining the transactions contemplated by this Agreement.
Section 12.02    Effect of Termination. If this Agreement is terminated pursuant to this Article XII, this Agreement will immediately become void and there will be no liability on the part of any Party hereto except:
(a)    as set forth in this Article XII, Section 9.11, Section 9.12 and Article XIII; and
(b)    that nothing in this Agreement will relieve any Party from liability for any material and willful breach of any provision of this Agreement.
ARTICLE XIII

MISCELLANEOUS
Section 13.01    Fees and Expenses. Except as otherwise provided in this Agreement, each Party will be liable for and will bear its own expenses and the expenses of its Affiliates in connection with the preparation and negotiation of this Agreement and the Ancillary Agreements and the performance and consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, whether or not the Closing will have occurred.
Section 13.02    Governing Law. This Agreement will be construed under and governed by the State of Ohio applicable to contracts made and performed in such State, without giving effect to the conflict of laws principles of such State that would require or permit application of the Laws of another jurisdiction. The Parties expressly elect not to be bound in any way by the United Nations Convention on Contracts for the International Sale of Goods.
Section 13.03    Projections. In connection with Buyers’ investigation of the Sold Assets, Buyers may have received, or may receive, from or on behalf of Sellers and/or their representatives certain projections and other forecasts for the Sold Assets, and certain business plan and budget information. Each Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, (b) such Buyer is familiar with such uncertainties, (c) such Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it and (d) such Buyer will not assert any claim against Sellers, any of their respective Affiliates, or any of their respective directors, officers, employees or representatives, or hold any such Persons liable, with respect thereto. Accordingly, each Buyer acknowledges that neither of the Sellers makes any representation or warranty with respect to such estimates, projections, forecasts, plans or budgets.
Section 13.04    Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the Parties.
Section 13.05    No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned or delegated by any Party without the prior written consent of ASI, in the case of any assignment by a Seller, and Ferro, in the case of any assignment by a Buyer. Subject to the foregoing sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment in contravention of this Section 13.05 will be void and of no force or effect. No delegation of any obligations hereunder will relieve the Parties of any such obligations.
Section 13.06    Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each Party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party will be binding only if set forth in an instrument in writing signed on behalf of such Party. No failure to enforce any provision of this Agreement will be deemed to or will constitute a waiver of such provision and no waiver of any of the provisions of this Agreement will be deemed to or will constitute a waiver of any other provision hereof (whether or not similar) nor will such waiver constitute a continuing waiver.
Section 13.07    Notices. Any notice, demand or communication required or permitted to be given by any provision of this Agreement must be prepared in the English language and will be deemed to have been sufficiently given or served for all purposes if delivered by (a) email or (b) a nationally recognized overnight courier service, in each case to the recipient at the address below indicated:
If to Buyers:        A. Schulman, Inc.
3637 Ridgewood Road
Fairlawn, Ohio 44333
Attention: General Counsel
Email: David_Minc@us.aschulman.com

With copy to:     Squire Patton Boggs (US) LLP
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114
Email: david.zagore@squirepb.com

If to Sellers:        Ferro Corporation
6060 Parkland Boulevard
Mayfield Heights, Ohio 44124
Attention: General Counsel
Email: mark.duesenberg@ferro.com

With copy to:     Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
Attn: Patrick J. Leddy, Esq.
Email: pjleddy@jonesday.com

or to such other address as any Party may designate in writing. Any notice under this Agreement will be deemed to have been duly given (x) on the date such notice is delivered by email or (y) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) will be deemed to have been duly given on the next Business Day.

Section 13.08    Complete Agreement. This Agreement (including the Schedules hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

Section 13.09    Counterparts. This Agreement may be executed in one or more counterparts, and counterparts may be exchanged by electronic submission, all of which will be considered one and the same agreement and each of which will be deemed an original.
Section 13.10    Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 13.11    Third Parties. Nothing herein expressed or implied is intended or will be construed to confer upon or give to any Person, other than the Parties and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.
Section 13.12    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of either Seller, either Buyer or any of their respective Affiliates will have any Liability for any obligations or Liabilities of Sellers or Buyers (as the case may be) under this Agreement or the Ancillary Agreements or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
Section 13.13    Dispute Resolution.
(i)    Informal Dispute Resolution. The Parties will seek to resolve any disagreement, dispute, controversy or claim arising out of or in relation to or in connection with the construction, interpretation or validity of this Agreement or the other Ancillary Agreements or the alleged breach hereof or thereof or the transactions contemplated hereby or thereby amicably and in good faith through discussions between duly designated officers of the Parties. If the matter is not resolved through discussion of such individuals within 30 calendar days, each Party agrees to consider in good faith any reasonable request by the other Party to engage in mediation or any other means of alternative dispute resolution short of arbitration.
(j)    Exclusive Jurisdiction. Any legal suit, action or other Proceeding arising out of or based upon this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby may be instituted only in the federal courts of the United States of America or the courts of the State of Ohio, in each case located in the City of Cleveland and County of Cuyahoga, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or other Proceeding. Service of process, summons, notice or other document by mail to Party’s address set forth herein will be effective service of process for any suit, action or other Proceeding brought in any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any other Proceeding in such courts and irrevocably agree not to plead or claim in any such court that any such suit, action or other Proceeding brought in any such court has been brought in an inconvenient forum.
(k)    WAIVER OF TRIAL BY JURY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTION CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS

CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 13.13(C).
Section 13.14    Specific Performance. Each Party acknowledges and agrees that a breach of this Agreement would cause irreparable damage to the other Parties and that such other Parties will not have an adequate remedy at Law. Therefore, the obligations of the Parties under this Agreement, including Buyers’ obligation to purchase the Sold Assets and assume the Assumed Liabilities, will be enforceable by a decree of specific performance issued by a court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith, without any requirement to post a bond or other security. Such remedies will, however, be cumulative, not exclusive, and will be in addition to any other remedies which any Party may have under this Agreement or otherwise.
Section 13.15    Legal and Tax Advice. Each Buyer has had an opportunity to discuss this Agreement and the other Ancillary Agreements with counsel of its choosing, and to have the legal consequences of this Agreement and the other Ancillary Agreements and the transactions contemplated hereby and thereby explained by such counsel. Each Buyer has also had an opportunity to seek and obtain the advice of tax professionals of its choosing with respect to the tax consequences of the transactions contemplated by this Agreement and the other Ancillary Agreements. Buyers are not relying on Sellers or any of their representatives or Affiliates for purposes of interpreting the provisions or assessing the consequences of the transactions contemplated by this Agreement or any of the other Ancillary Agreements or assessing the consequences hereof or thereof.

[Signatures on the following page]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

SELLERS:

Ferro Corporation

By: /s/ Peter T. Thomas
Name: Peter T. Thomas
Title: Chairman, President and Chief Executive Officer

Ferro Spain, S.A.

By: /s/ Luca Pecorara
Name: Luca Pecorara
Title: Country Manager

BUYERS:

A. Schulman Inc.

By: /s/ Joseph M. Gingo
Name:     Joseph M. Gingo
Title: Chairman, President and CEO

A. Schulman Castellon, S.L.U.

By: /s/ Franck Pietrantoni
Name:     Franck Pietrantoni
Title: Sole Director